Lebanon Charlotte Lancaster Jackson Fairmont Shelbyville Birmingham
O'Fallon Decatur Boise Grand Rapids Owensboro Flint Lake City Olathe
Middletown San Marcos Huntsville Alma Tulsa Berea Lafayette Dickson
Mobile Bloomi [redacted] on Springfield Jackson Round Rock
Oklahoma City meoville Elizabethtown Greensboro
Meridian Matte Twinsburg Manchester Bourbonnais
Effingham Gallup Pickerington Urbana Hoover Cape Girardeau Danville
Hattiesbu coa Council Bluffs
Spanish F ntown Fayetteville
Arkadelph n Bowling Green
Middleto Chico Hot Springs
Elk Grove Alexandria Kennesaw Fresno Murfreesboro Brooklyn Antioch
Caseyville Medina Garner Pensacola Saltillo Nashville
Beaumont Decatur Alcoa Cleveland Sanford Calvert
Gulfport Louisville Peoria Memphis Batesville Yuma
Flagstaff Okemos Livonia Amarillo Clarksville Elgin
Janesville Lansing Cambridge Joplin Greenville Tampa Morton Alpharetta
Summerville Traverse City Weatherford Brookhaven Paducah Port Huron
London Gardendale Ringgold Mechanicsville Ft. Oglethorpe Athens
Columbus Williamsville Cicero Savannah Holyoke Waynesboro Brooksville
McDonough Calera Martinsburg Br nderson
Woodstock Canton Fairfax Hagersto arksville
Boynton Beach Wytheville Londonde harlotte
Hampton Fredericksburg Spartanburg Charles
Monroe Rehoboth Beach Brookhave itusville
Destin Winchester Norton Shores St Canton
Mechanicsburg Daytona Beach Wilmington Crestview Cicero Barboursville
Kissimmee Ridgeland Wilkes-Barre Tuscaloosa Phoenix Fenton Lexington
Goodlettsville Lenoir City Mishawaka Coventry Dublin Garner Mt. Holly
Manassas Harrisonburg Henderson Manchester Evansville Tampa Mooresville
Carlisle Santee Deerfield Beach Chattanooga Gonzales Dumfries Ft. Wayne
Bessemer Hamilton Township Marietta Decatur Amarillo Valrico Rootstown
Livonia Williamsburg Watertown Lynchburg Roanoke Rapids Birmingham
Seffner Pelham Charleston Kerrville Concord Perry Altoona Missoula Piqua

# CBRL GROUP, INC.

2005 Annual Report

CBRL Group, Inc. 2005 Annual Report

places you see on the cover of this year's Annual Report for
Group, Inc. are just some of the cities and towns we call home.
proud to be a part of these communities and hope that,
happen to be passing through the neighborhood, you'll stop in
say hello to any one of the friendly, dedicated employees you'll
at Cracker Barrel Old Country Store® and Logan's Roadhouse®.

# When you head out on a journey, it's always important to remember where you came from. And to know where you're going.

You do this by respecting traditions, listening carefully to the stories of the past as told by family and friends, and staying true to your roots. From there, you can move forward, venture into new places, meet new people, and try out new things to see what fits. At CBRL Group, Inc. we find the same is true when it comes to our two restaurant concepts, Cracker Barrel Old Country Store® and Logan's Roadhouse®, at more than 670 locations around the country. Whether it's in Nashville, Tennessee or Kissimmee, Florida; McAllen, Texas or Lansing, Michigan.

Since 1969, Cracker Barrel has been welcoming guests with traditional meals in a comfortable country restaurant combined with the opportunity to browse through an authentic country store, all under one roof. But we've also introduced folks to some new things along the way, and even created a few traditions of our own.

At Logan's Roadhouse, we've taken the heritage of 1930s and 40s roadside restaurants and created "The Real American Roadhouse℠." Today, Logan's is a place where you always feel free to be yourself, and where we work hard to turn each and every guest into a life-long friend.

By keeping one eye on the past and the other on the future, we were able to achieve double-digit percentage increases in diluted net income per share and to increase operating income margins during fiscal 2005. Total revenue increased 7.8% for the year, and comparable restaurant sales were up for both Cracker Barrel and Logan's Roadhouse. As we move forward, we'll continue to listen and learn from the stories of our past, especially those told by our Cracker Barrel and Logan's families. Because when you have roots as deep as ours, it's easy to remember who you are. And to truly understand where you're headed.


USA


For Hurricane
Charley Victims
From Cracker
Barrel Family
# 218
Port Huron, MI

# 77,000 lbs. Of Caring.

HURRICANE RELIEF

CRACKER BARREL OLD COUNTRY STORE

FLORIDA

Last summer, three unexpected guests *dropped into our Florida stores. First came Charley, a hurricane that pounded Florida's west coast with winds in excess of 145 mph. Hurricane Frances quickly followed, slamming the east coast. Not to be left out, Hurricane Ivan soon pummeled the Panhandle. All in all, there was hardly a Cracker Barrel location in Florida that wasn't affected.*

*The call went out for help, and Cracker Barrel employees nationwide responded. Supplies were gathered and sent to our Retail Distribution Center in Lebanon, Tennessee. Hundreds of tubs were filled with food, batteries, toothbrushes, baby wipes, toiletries and other essentials—along with notes of care and wishes for brighter days ahead. These were loaded onto trucks, alongside pallets of water and other necessities. All told, more than 77,000 lbs. of supplies were shipped.*

*District Manager Bill Harrington was one of our employees who worked tirelessly to make sure it all got through. Bill spent six straight days delivering relief tubs throughout his district. "I've had people laugh, cry and hug me," he said. "I've seen how we're all part of one big family... this has been one of the most rewarding experiences I've ever had."*

*When it was all over, employees in Florida could not express their gratitude enough. "What a wonderful company I work for," was a phrase heard time and again. We would add, "What wonderful people we have working in our company."*

* * *

*(Just before this Annual Report was completed, the Gulf Coast was ravaged by Hurricanes Katrina and Rita. Relief efforts like those mentioned above are currently underway to assist our employees and others who were so affected by these tragic events. Our thoughts and prayers are with them.)*


FLORIDA



CANADA
WASHINGTON
OREGON
IDAHO
MONTANA
NORTH DAKOTA
MINNESOTA
SOUTH DAKOTA
WYOMING
WISCONSIN
MAINE
NEW YORK
VERMONT
NEW HAMPSHIRE
MASSACHUSETTS
RHODE ISLAND
CONNECTICUT
NEVADA
NEBRASKA
IOWA
PENNSYLVANIA
NEW JERSEY
UTAH
COLORADO
ILLINOIS
INDIANA
OHIO
DELAWARE
MARYLAND
CALIFORNIA
KANSAS
MISSOURI
WEST VIRGINIA
VIRGINIA
KENTUCKY
ARIZONA
NEW MEXICO
OKLAHOMA
ARKANSAS
TENNESSEE
NORTH CAROLINA
SOUTH CAROLINA
GEORGIA
ALABAMA
MISSISSIPPI
LOUISIANA
TEXAS
FLORIDA
MEXICO




Cracker Barrel
Old Country Store


Cracker Barrel Old Country Store®



Logan's
ROADHOUSE


Logan's Roadhouse® Company Operated

Logan's Roadhouse® Franchised

*As of July 29, 2005*

Unless specifically noted otherwise, references in this annual report to "CBRL" or "The Company" refer to CBRL Group, Inc. and its subsidiaries; to "Cracker Barrel" refer to Cracker Barrel Old Country Store, Inc. or its Cracker Barrel Old Country Store® restaurant and gift shop concept; and to "Logan's" or "Logan's Roadhouse," refer to Logan's Roadhouse, Inc. or its Logan's Roadhouse® restaurant concept.

It has been said that success in business comes not from how well you execute Plan A, but how well you adapt to Plan B. That clearly applies to fiscal 2005. The good news is that we had another successful year. We achieved solid diluted net income per share growth, generated substantial cash flow from operations, reinvested in the future growth of the business, and returned capital to shareholders through increased share repurchases and dividends. Still, the year didn't go according to plan. Fortunately, our planning discipline helped us to respond to the surprises and overcome a lot of unexpected challenges.

Last year, in my letter to you, I remarked on how we dealt with an extraordinary commodity cost environment and the early stages of a squeeze on consumers' discretionary incomes led by high gasoline and energy prices. In fiscal 2005, while commodity costs did not continue to escalate as they did in the prior year, they generally stayed at very high levels. And consumer discretionary income continues to be under pressure from high gasoline prices and the expectation of high home-heating costs this winter. With the possible added pressures of high mortgage payments and, recently, new car payments, mounting evidence points to consumers allocating greater parts of their budgets to higher fixed expenditures.

Adding to the unplanned challenges of fiscal 2005, we experienced three major hurricanes in the first quarter, and two accounting changes that required us, and dozens of other companies in our and other industries, to restate prior financial results. We also saw pressures from new state-mandated minimum wage increases, a potential trend that thus far we have been able to mitigate with local menu price increases. But, while we were able to react successfully to some challenges, and we benefited from other external factors such as retroactive restoration of certain tax credits, we frankly didn't do as well as we would have liked in some areas, such as retail sales performance.

Dealing with the unexpected is a basic part of business, however, and we are pleased with the net results for fiscal 2005 in the face of so many challenges:

- Net revenue increased 7.8%, to $2.6 billion, on increases in both Cracker Barrel Old Country Store ("Cracker Barrel") and Logan's Roadhouse ("Logan's") comparable store restaurant sales and the opening of 25 new Cracker Barrel units and 17 company-operated and three franchised Logan's restaurants.
- Cracker Barrel recorded its sixth consecutive year of comparable store restaurant sales increases, and Logan's its fourth of sales being either flat or increased.

**CBRL Group, Inc. Revenue Growth**


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$ Millions
2001
2002
2003
2004
2005
Fiscal Year
Cracker Barrel Restaurant
Logan's
Cracker Barrel Retail
Carmine's

- Operating margins increased approximately 20 basis points (from 7.7% of revenue to 7.9%) reflecting non-recurrence of last year's litigation settlement charge, and were flat year-over-year excluding that charge.
- Diluted net income per share of $2.45 was up 15.6% (12.4% excluding the effect of last year's settlement charge) reflecting the revenue increase, margin performance, a lower tax rate and our ongoing share repurchase strategy.
- Cash flow from operating activities of $280 million was up from $200 million in fiscal 2004, the fifth consecutive year in which it exceeded outlays for purchase of property and equipment (capital expenditures) by more than $50 million.
- We returned cash to shareholders in the form of $23 million in dividend payments and $159 million in share repurchases, up 41% and 130%, respectively, from fiscal 2004.

So, while not completely up to plan, the results were improved, and we think nicely so especially given a lot of external pressures. Let's examine some of those pressures.


CBRL Group, Inc. Diluted Net Income Per Share ("EPS") Growth
$2.50
$2.00
$1.50
$1.00
$0.50
$0
$ EPS
2001
2002
2003
2004
2005
Fiscal Year

## GASOLINE PRICES ARE DEFINITELY A FACTOR

A year ago, nobody seriously imagined gasoline selling for more than $3.00 a gallon. While certain industry watchers have long contended that we must be disproportionately affected by rising gasoline prices because of our Cracker Barrel presence on the interstate highways, historically we have observed little if any correlation with our sales. The notable exception was during the oil-embargo periods of the 1970s when gasoline shortages, high prices and long lines at service stations reduced travel and, with it, our sales. But, generally speaking, the American consumer has adapted by making room for both SUVs and dining out in spite of fluctuations in the price of gasoline. Today is different, however, and we clearly see the impact on our business and our industry. The difference, we believe, is both psychological ($3.00 gasoline!) and real, as discretionary income gets squeezed. Headlines predict that further pressure can be expected this winter from greatly increased home-heating costs. Something's got to give.

It appears that what has to give, at least for the near term, includes dining out and, importantly in our Cracker Barrel stores, non-essential retail purchases. There have been several past periods in which consumers temporarily pulled back their restaurant spending due to economic conditions. However, long-term trends point to growth in dining out as a fundamental part of our lifestyle. We remain confident that the current situation is temporary, but the unknowns are the degree to which spending will recover and when recovery will occur.

It is our job to adapt to changing conditions, and while we don't see this affecting our underlying strategy, we are focusing on what we can control, delivering a great experience to our guests day in and day out.

### WE'RE IN THIS FOR THE LONG HAUL

As veterans of the restaurant industry, our management teams are no strangers to "economic shocks." Our priority is to sustain and improve our unique and profitable concepts.

After 35 years, it's gratifying to know that our guests continue to see Cracker Barrel as something very special. For the 15th year in a row, Cracker Barrel was named "Best Family Dining Chain in America" by *Restaurants and Institutions* magazine's annual "Choice in Chains" consumer survey. The rating categories are there for all to see, such as Food Quality, Menu Variety, Value and Service. However, the one attribute with the highest score was "Good Reputation." We take great pride in our ability to achieve this year after year. This is what supports the strength of our brand. Our people are what make this possible. Keeping our brand strong and relevant is a way of life at Cracker Barrel. In fiscal 2005 we began our seasonal menu promotions, with new stand-alone menus for five seasonal periods (the holidays, winter, spring, summer and fall) featuring limited-time offers not yet found on the regular menus. We've learned a lot from these specials, both how to execute them more effectively and how our guests respond to new and different products, and we see this as part of an ongoing focus on keeping our Cracker Barrel brand strong for many more years.

At Logan's Roadhouse we are very focused on brand differentiation. Under the leadership of President Tom Vogel, we're building the team and the initiatives to make Logan's The Real American Roadhouse℠. In fiscal 2005, our Vice President of Menu and Culinary Innovation, Stephen Anderson, garnered the MenuMasters Award from *Nation's Restaurant News* for the best menu revamp. Steve's initial focus was on appetizers, and we recently introduced his second major menu change with more exciting new products. Logan's developed and tested its new media strategy in fiscal 2005, and in the first quarter of fiscal 2006, we began running television and radio advertising affecting almost half of the company-operated stores. Rob Effner, our Senior Vice President of Development and Operations Innovation, led the effort to develop a new prototype building for Logan's, the first of which has just opened in fiscal 2006 in Tulsa, Oklahoma. Over 1,800 people applied for positions at the new restaurant as word of mouth apparently got a lot of people talking about how "cool" the new prototype was.

So, uncertainty may be running at an elevated level in the short run, but we're in it for the long haul, and our management teams are doing everything they can to maintain our success over the long run.

### THE LONG HAUL IS MADE UP OF AN ENDLESS SERIES OF SHORT HAULS

There is a truism in our industry that you're only as good as the next shift. Every day, every meal occasion we get a new opportunity to earn our guests' loyalty. And every day, every meal occasion we must deliver on the promise behind each of our brands. Part of this comes from relentless repetition. The other part of that effort is our focus on continual incremental improvement in our business model.

In fiscal 2005, we continued our focus on commodities and purchasing, seeking ways to provide the same high-quality products at the lowest possible prices. While the prices for many of our products remain high in absolute terms, our teams have worked on opportunities to improve our outlook. After food product inflation of nearly 5% in the first half of fiscal 2005, by the fourth quarter we actually were at negative inflation (lower ingredient prices) than a year earlier. An example of our success was locking in Logan's fresh beef contract for calendar 2006 at the lowest prices seen since then for cattle futures, the market that our supplier uses to secure its price commitments to us.

Along with high commodity costs, our industry saw an increased level of menu pricing over the last year. At Cracker Barrel, we prudently raise prices as necessary, but we are very concerned about guest perception. We hired outside experts to analyze guest behavior following past price changes. We identified opportunities to adjust prices in those items with low sensitivity and put a new menu in test. We then studied guest traffic and product mix in those test stores against a geographically similar control group that continued the existing menu prices and against the Cracker Barrel system overall. When we were satisfied that there was no adverse effect on guest traffic or mix, we rolled the increase out to the whole system. However, just to make sure, we held back a group of stores from receiving the increase and monitored their results against the rest of the system that received the increase. Through this painstaking process, we confirmed that we improved our business model while continuing to deliver value to our guests.

Not everything we do is a success, of course. In any event, we remain focused on continual incremental improvement and on relentless repetition on delivering an exceptional dining experience. This should lead to more successes than failures in that endless series of short hauls that make up the long haul.

### WE AREN'T SATISFIED WITH OUR RETAIL PERFORMANCE

Retail is critical to our success at Cracker Barrel. It sets us apart from all others and completes the guest experience. Retail purchases are discretionary and almost exclusively made by our dining guests. We have been especially affected by higher gasoline prices, which we believe caused consumers to rein in their impulse spending. Our comparable store retail sales have been negative since late in fiscal 2004, when a very strong series of quarters ended just as gasoline prices began to escalate. The trends grew worse in early fiscal 2006 as gasoline prices reached and surpassed the $3.00 level.

But it wasn't just external factors. We also made some mistakes, but we intend to learn from them. Following unusually strong retail sales in the first three quarters of fiscal 2004, we relied on the continued appeal of too many of those same products in fiscal 2005, with the consequence that we didn't have enough fresh new merchandise. Our most loyal guests who visit frequently aren't going to buy last year's merchandise when they already have it at home or bought it as a gift. In addition, we have had several instances of product arriving at the stores later than planned.

These difficult external issues make it more important that we execute better than ever. We're not asking our guest to make a major retail purchase, only to part with a few dollars to acquire something unique, nostalgic, and authentic. To that end, we have been introducing a greater selection of product at price-points below $20. In an environment where consumers are protecting their discretionary income we continue to seek ways to make the retail purchase decision easier on our guest by having desirable products at a good value, just as we try to do with the food we serve in the restaurant.

And, we have had some successes. Our sponsorship of the Alison Krauss and Union Station tour and the exclusive "Home on the Highways" CD is the first of what may be several exclusive audio offerings from major performers. Recently we announced exclusive recordings from Charlie Daniels and from Sara Evans. We have plans in place to keep the merchandise fresher, to improve the store layout, and to improve our sourcing using a successful foreign trading company as our new agent. We have added to the merchandising, operations and planning teams, and the new leadership is focused on executing our strategy.

## COMMITMENT TO SHAREHOLDER RETURN

In addition to our operating strategies, we are committed to returning value to our shareholders through a policy of maintaining a strong balance sheet by managing our capital structure and returning cash in the form of dividends and share repurchases. Over the past five years, we have generated

**CBRL Group, Inc. Cash Flow From Operations and Capital Expenditures**


$300
$200
$100
$0
$ Millions
2001
2002
2003
2004
2005
Fiscal Year
Cash Provided from Operations
Cash Used for Purchase of Property & Equipment

**CBRL Group, Inc. Cumulative Share Repurchases**


$250
$200
$150
$100
$50
$0
Share Repurchases ($ Millions)
30
20
10
0
Cumulative Shares Repurchased (in millions)
1999
2000
2001
2002
2003
2004
2005
Fiscal Year
Share Repurchases (cash outlays per year)
Cumulative Shares Repurchased

over $1 billion in cash provided by operating activities, reinvesting approximately $625 million back into the business, and returning the rest, along with other sources of cash, to shareholders through dividends and share repurchases, all of this while maintaining a strong balance sheet. Since adopting a quarterly dividend policy in fiscal 2004 from a previous annual dividend that paid just $0.02 per share, we have increased the quarterly rate from an original $0.11 per share to a just-announced $0.13 per share. We enjoy a very strong balance sheet, owning nearly 70% of our locations, where most in our industry lease much of their property, and targeting a capital structure to preserve our investment grade credit ratings. This strength is particularly valuable in preserving financial flexibility in such an uncertain consumer and economic environment.

**WE OWE OUR SUCCESS TO OUR PEOPLE**

In conclusion, fiscal 2005 was a successful year in spite of a number of unanticipated issues, and the present environment is even more unsettled following the unprecedented climb in gasoline prices, the economic disruption of Hurricanes Katrina and Rita, and the uncertain effects of energy costs and pressures on consumer discretionary spending. Truly some significant headwinds. But one thing is certain. Every day some 75,000 dedicated employees report to work at Cracker Barrel and Logan's, eager and proud to give our guests a great dining or retail experience. Whether it's engaging the guests in the dining room, preparing the food in the kitchen, or working behind the scenes at the home offices, they share a commitment to continue making our concepts special places, one meal at a time, each and every time. I hope you will find the stories about our special people and places shared later in this annual report to be of interest and to give you another perspective on your company.

Thank you for your continued support. We look forward to reporting to you future successes and accomplishments.

Sincerely,



Michael A. Woodhouse
*Chairman, President and Chief Executive Officer*

**CBRL Group, Inc. Dividend Outlays and Dividends Per Share**


$25
$20
$15
$10
$5
$0
Dividends ($ Millions)
$1.00
$0.75
$0.50
$0.25
$0.00
Dividends Declared per Share
2001
2002
2003
2004
2005
Fiscal Year
Dividends on Common Stock
Dividends Declared per Share


Old Country Store
100% Pure Maple Syrup

Cracker Barrel's Pecan Pancake Breakfast



Drive up to any one of our more than 530 locations and you'll see a sign over the front porch that says "Cracker Barrel Old Country Store," just as it has since we opened our first store to interstate travelers and neighbors alike, way back in 1969. In truth, a "timeless country store" might be a more appropriate way to describe what you'll find inside. Because what we offer our guests never goes out of style: genuinely friendly service, interesting and authentic retail products that are well-made and fairly priced and food that's prepared the right way, just the way you like it.

But that hasn't stopped us from finding exciting new products, promotions and sponsorship opportunities designed to keep Cracker Barrel as relevant in 2005 as it was back in 1969.

Today, Cracker Barrel's unique combination of restaurant and retail space just might make us the most differentiated concept in the industry. Not only do we offer hearty lunches and dinners made from scratch following traditional recipes, but also one of the best breakfasts you'll find anywhere—all day, every day. We think it's our uncompromising commitment to service that keeps a daily average of over 1,100 guests coming to a typical Cracker Barrel location, day in and day out.



# What Goes Around, Truly Comes Around.

TAMBI HOWARD, KIMBERLY KING & PEGGY SISK
CRACKER BARREL OLD COUNTRY STORE NO. 39
CHARLOTTE, NORTH CAROLINA

One morning, a regular guest *in Charlotte, North Carolina, stood up from her usual seat, Table 241, to pay her check. Along the way, and for no particular reason, she decided she wanted to pay someone else's bill, too. So she told the cashier that she'd pay for a man sitting nearby at Table 153, and then happily went on her way.*

*When the server, Peggy Sisk, explained to the man that his bill had been paid, he was so moved he picked up the check for a man and his son at Table 154. Well, that got things going, and they decided to leave $10 for the next guest who took their table. But, after the meal, the bill totaled $10.49. So Peggy, hostess Tambi Howard and cashier Kimberly King secretly contributed the extra 49¢. When Peggy told the man his bill was covered, he was so touched that he paid for a woman at Table 131. She thanked him warmly and left the restaurant. Nice story, right? Well...*

*Nearby, Peggy heard some guests talking about random acts of kindness. "Have I got a story for you," she said, and told them what had happened. The guests were so impressed they immediately asked to pay for a woman at Table 133, who paid for Table 114, who paid for a family at Table 124, who paid for the man now sitting at Table 133, who decided to pay for someone too.*

*"Tag, you're it," Peggy said, as she stopped at Table 124, describing the morning's events. Of course, the woman there also wanted to pay for someone's meal. So Peggy mentioned a guest at Table 113 who'd been carefully counting the change in his pocket. "I'll pay for him," the woman said.*

*When Peggy told Table 113 that his bill had been paid, he was visibly moved. But Peggy decided to keep the rest of the morning's story to herself. After all, she realized that everything must have happened just so this man could have a good breakfast.*


NORTH CAROLINA


Spring
MENU


Summer
MENU


Holiday
MENU
Winter
MENU
CRACKER BARREL
OLD COUNTRY STORE
A Warm
Welcome
To The
Winter Season
LEBANON, TENNESSEE


Slow Cooked Pot Roast













Cracker Barrel has always been known for serving down-home meals, like made from scratch chicken n' dumplins, homemade meatloaf and fresh buttermilk pancakes. Over the years, we've expanded these offerings by featuring new items like our Homestyle Chicken, which now has a permanent home on our core menu.

This year, we continued our "Best Practices" tradition by bringing our seasonal retail promotions strategy to our restaurant, introducing new Seasonal Menus. The goal of these promotions was to improve guest perceptions by increasing the length of time during which we offered new entrées, sandwiches and salads. We also hoped to increase trial and extend our reach with products that added a little variety to what you'd expect from Cracker Barrel, while staying true to our old country store roots.

From the very start, guest reactions were positive. Last winter, our Pepper Mill Sirloin Grill sold nearly three times our goal. And our Grilled Reuben Sandwich became our best-selling sandwich during the promotion. We've now rolled through five seasonal promotions and have learned a lot, seeking to streamline operations and improve cost controls, while identifying successful products for use in future menus and promotions.


Slinky


SINCE
1917
Lookout
MOON·PIE


Stewart's
Root Beer




PANCAKE
MIX
PANCAKE
MIX





Our history is tied to rural America, where the country store was a vital part of the community—a place where folks could pick up some supplies and spend time gathered around a checkerboard or in a comfortable rocker, exchanging news and catching up on each other's lives. This is the experience we attempt to offer guests and was the foundation of the first store we opened alongside Highway 109 in Lebanon, Tennessee, back in 1969.

Today, our country store is a key part of the Cracker Barrel experience, where guests can shop before and after their meal. Our shelves are stocked with an ever-changing assortment of approximately 3,000 products, most of which are unique or offer a nostalgic glimpse of a time gone by. In fact, our retail sales average over $450 per square foot, which translates to a nearly $500 million retail business.

This year, we began redesigning our store layout to improve traffic flow while creating a "stadium effect"—in which floor items are positioned lower and back-wall items higher—for improved line-of-sight visibility. We created a "Clearance Corner" to move older product in an organized fashion and make way for new seasonal items. By October 2005, fifty percent of each store's floor-display will be fresh, new products.



# A Nice Place To Hang Your Reins.

HITCHING POSTS

CRACKER BARREL OLD COUNTRY STORE NO. 442

LANCASTER, PA

Typically when we open a new Cracker Barrel location, *we worry about how easy it is for cars to get to our parking lot from the highway. But when opening our Lancaster, Pennsylvania location, we were preoccupied with something else—where to set up the hitching posts.*

*You see, Lancaster is in the heart of Pennsylvania Dutch country, an area that many Amish folks call home. When you're Amish, you examine change very carefully, and things like electricity and even clothes' zippers are rejected because they don't keep life "plain." Needless to say, this goes for automobiles too. Instead, Amish folks drive horses and buggies when they travel to work, head into town, or go out after church on Sunday.*

*As a newcomer to the neighborhood we wanted to make it easy for our new neighbors to stop in for a visit, so we set up hitching posts in the parking lot—but somewhere the horses wouldn't be scared by all the cars. It seems we found a decent location because, over the years, we've had lots of Amish guests (and even a number of Amish employees). Imagine how happy we were to hear that they especially enjoy our cobbler and chicken n' dumplins because the dishes are so similar to their own recipes.*

*The funny thing is, our hitching posts are always getting gnawed on—so we like to think that our friends' horses enjoy eating at Cracker Barrel too. Most of all, we're just glad we could make them feel as at home at Cracker Barrel as we feel in Lancaster.*


PENNSYLVANIA

Back in 1991, *Restaurants & Institutions* magazine surveyed thousands of consumers to rate some of the nation's largest restaurant chains, looking for the ones folks considered the best. We surprised a few people that year by being named best in family dining. But it didn't end there. Every year since, guests have recognized us. And, again in 2005, Cracker Barrel was named "Best Family Dining Chain" for the 15th consecutive year.

How did we do it? You could say it's our focus on "relentless repetition," striving to do things exactly right, time and again. But, seeing that we've grown from 100 locations in 1991 to over 530 locations today, it seems there's more to it. In truth, it's our employees who've won this award—some 64,000 of them, in 41 states. Guests expect to find a piece of home at every Cracker Barrel, and our employees have been the key, providing the warm and friendly service that truly creates Cracker Barrel's unique experience.

In fact, the people who just may look for a bit of home on the highway more than anyone—RV owners—also took time this year to show us their appreciation. Members of the world's largest RV owner's organization, the Good Sam Club, named us "Best Sit-Down Restaurant in America" for the fourth consecutive year.


Cracker Barrel
Old Country Store

PRESENTS

ALISON KRAUSS

AND UNION STATION



AT THE GRAND OLE

MAY 7, 20


Country Comedy
Country Greats
GRAND OLE OPRY
LIVE CLASSICS

Our hometown of Lebanon lies just a short drive down Interstate 40 from Music City, USA (a.k.a. Nashville, Tennessee). So it's no surprise that music has been an essential part of our lives—whether as a welcomed companion playing over the hi-fi, or as part of the growing Cracker Barrel Old Country Store Music Catalog™. And this year, we decided to share our love of music with folks far and wide.

In October, we made history—and expanded a 29-year friendship—by becoming the first-ever Presenting Sponsor of the Grand Ole Opry®. The Opry's visitors hail from throughout the South, and across the country, and it is broadcast live to 42 million households nationwide giving us true national exposure. Not only do we share a love of good country cookin' and good country music, we now share a CD collection too: *Grand Ole Opry® Live Classics,* produced exclusively for Cracker Barrel Old Country Store.

We also reached out to contemporary audiences, hitting the road with Grammy® Award-winning artists Alison Krauss and Union Station as Exclusive Tour Sponsor of the acclaimed "Lonely Runs Both Ways" Tour. Ms. Krauss and her band even produced a CD entitled *Home on the Highways,* available exclusively at Cracker Barrel. The CD hit stores in May and has already sold over 200,000 units.




Cracker Barrel's Summertime Chicken Grill

While we're pleased with our achievements in fiscal 2005, we know there's always a lot more for us to do—and lots of new friends to make. We'll stay true to our goals the way we always have: by having a solid plan for the road ahead and following it out.

Our plan is to maintain quality, long-term annual new-unit growth of 5%. This is a goal that we feel is manageable, and one that will allow us to keep doing things right—serving the best possible food and offering our guests the best retail products—while not diluting the valuable talent of our management team. We will continue to develop our management leadership and also keep focusing on employee training, so that new locations can reflect the heritage of who we are and where we come from—a small country store that treats folks the way we'd want to be treated if we were in their shoes.

We're also working on ideas to improve our same store sales growth, like testing a redesign of our restaurant layout to optimize our table set-up for better, more efficient service. And we'll continue to seek out new ways to expand our appeal over time, so that our new friends feel just as much at home at Cracker Barrel as we hope our old friends do. Because our loyal guests are the reason we've been in business and made so many people happy for the last 36 years.


West Virginia
www.callwva.com
ILUVCBRL
Wild, Wonderful

# Honoring "Uncle Phil"

PHIL DANIEL

CRACKER BARREL OLD COUNTRY STORE NO. 376

FAIRMONT, WEST VIRGINIA

If you're ever driving *through wild, wonderful West Virginia and see a car drive by with a license plate that reads "ILUVCBRL," we hope you'll give Phil Daniel a wave. We can just about guarantee that he'll wave back. Phil is one of our General Managers and perhaps one of the nicest people you could meet.*

*It seems to us that any organization would be proud to have someone like Phil working for it. And it's not because of the "Phil-isms" he keeps tacked to his wall which say things like, "I am not going to apologize for having high standards." Nor is it because Phil truly knows how to take care of guests, watch costs, and keep high-quality food coming all day long. It's because employees simply love to be around Phil—someone who goes out of his way to spend extra time with each and every one of them, asking nothing in return. The affection his employees feel is probably best summed up when you hear one of them refer to him as "Uncle Phil."*

*Perhaps it's no surprise that, this year, Phil received an award given in honor of the one person who always presented himself the way we as a company want to be presented, Uncle Herschel McCarthy, Cracker Barrel's first goodwill ambassador. Uncle Herschel's philosophy was simple: "Treat others as you'd want to be treated. Be down-to-earth, humble, soft spoken and wear a smile." And that describes Phil to a T.*

*So for ten years of service, ten years of going above and beyond the call of duty, and for ten years of friendship, caring and support, we'd simply like to say, "WELUVPHL."*


WEST
VIRGINIA

The Real American Roadhouse.℠



Logan's
ROADHOUSE
COLD BEER?
ROADHOUSE TEA?
Crisp Salads
Chicken & Seafood Entrees
Ribs & Chops Entrees
Sides & More Sides
Desserts
ENTREES INCLUDE
your choice of two sides and fresh, made-from-scratch yeast rolls.
Logan's
ROADHOUSE

The crunch of peanut shells under your feet. A well-tuned jukebox coming in across the room. The cozy warmth of rough-hewn wood walls. Take all that, mix in some close friends or family, heaping plates of great food, some ice-cold drinks—along with a dash of downright friendly service—and you've got yourself a good time.

Welcome to Logan's Roadhouse. This is what a real American roadhouse is supposed to be: a place that's relaxed yet energized. By combining a kickin' atmosphere and great service, we want people to know they're free to come as they are and be themselves when they get here. Most of all, Logan's offers guests a strong value proposition, where a family or group of friends can sit down to savor some great entrées and really enjoy themselves for a reasonable bill.

That value was strengthened when we recently redesigned our menu to focus on items that are fast, flavorful and fun. To further broaden our guest appeal, 36% of the entire menu was re-tooled. The most dramatic changes were among appetizers where 75% of the items are now new or improved, including our Smokin' Hot Grilled Wings, Lightnin' Hot Shrimp Bucket and San Antonio Chicken Wrap. In fact, we were recognized by *Nation's Restaurant News* with their MenuMasters Award for "Best Menu Revamp."


Budweiser
Budweiser
Budweiser
Logan's
ROADHOUSE
Logan's



In this competitive roadhouse category, Logan's is truly beginning to stand out. For fiscal 2005, comparable restaurant sales were up over 3%. In addition, Logan's has enjoyed nine consecutive quarters of positive comparable restaurant sales growth.

Today, there are over 150 Logan's Roadhouse locations in 19 states, including 23 franchised restaurants, and we believe Logan's has the appeal and the momentum to be a national brand. To do this, we believe Logan's has to be an advertising-driven concept. Our goal is to achieve broadcast advertising effectiveness across as many markets as possible, and our new-unit growth goal of 20% per year is focused on supporting that objective. In fiscal 2006, we'll be rolling out a new advertising campaign using both television and radio in about half the company-operated stores.

But all this effort to broaden our appeal and reach new audiences means nothing if we can't deliver on the promises we make. That's where we turn to more than 11,000 hard-working Logan's employees to make sure guests feel at home, so they can see that Logan's isn't just a refreshingly authentic roadhouse—it's *their* roadhouse. That's what's helping us turn Logan's new guests into regulars and our regulars into life-long friends.


Welcome
To
Jackson
TENNESSEE

# A Nine-Week Welcome.

A GUEST LETTER

LOGAN'S ROADHOUSE

JACKSON, TENNESSEE

Traveling for business is hardly ever easy—*especially when you have to do it for weeks at a time. You can imagine how hard it was when one of our guests—let's call him Joe—found himself on a business trip to Jackson, Tennessee that lasted almost a full nine weeks. Luckily, when he arrived in town, he saw a familiar sight: Logan's Roadhouse.*

*During a prior visit to Logan's in Mansfield, Ohio, Joe had discovered our chili—and he said it was some of the best he'd ever tasted in a restaurant. So, on his very first night in town, Joe headed to Logan's. Then he came back the next night. And the next. When Joe's wife came to town to visit him, he even brought her in for a meal or two. Maybe even more. By the end of Joe's stay, his expense account showed that he'd spent over $1,000 at Logan's!*

*Joe says, "What brought me back was not the chili (although it was a staple of my diet), but the efficient and engaging staff." Joe figured all the attentiveness was because he had become a regular of sorts during his nine-week stint. But then he observed something interesting. "I always saw [the staff] treat new people and strangers with exactly the same quick, courteous service."*

*Although Joe's business in Jackson is finished, he wrote to let us know that if he is ever in the area again, we could be sure we'd find him at Logan's. Until then, we'll just have to look forward to the next time "Joe" drops in for a visit. And we'll be happy to see him when he does.*


TENNESSEE

# Selected Financial Data

| | (Dollars in thousands except share data) For each of the fiscal years ended | | | | |
|---|---|---|---|---|---|
| | July 29, 2005 | July 30, 2004[c] | August 1, 2003 | August 2, 2002 | August 3, 2001[d] [e] [f] |
| **SELECTED INCOME STATEMENT DATA:** | | | | | |
| Total revenue | $ 2,567,548 | $ 2,380,947 | $ 2,198,182 | $ 2,071,784 | $ 1,967,998 |
| Net income | 126,640 | 111,885 | 105,108 | 90,444 | 48,550 |
| Net income per share: | | | | | |
| Basic | 2.65 | 2.29 | 2.13 | 1.67 | 0.86 |
| Diluted | 2.45 | 2.12 | 1.97 | 1.59 | 0.85 |
| Dividends paid per share[a] | $ 0.47 | $ 0.33 | $ 0.02 | $ 0.02 | $ 0.02 |
| **AS PERCENT OF REVENUES:** | | | | | |
| Cost of goods sold | 33.0% | 33.0% | 32.0% | 32.7% | 33.8% |
| Labor and other related expenses | 36.6 | 37.0 | 37.3 | 37.5 | 37.2 |
| Other store operating expenses | 17.4 | 17.0 | 17.3 | 17.1 | 18.2 |
| Store operating income | 13.0 | 13.0 | 13.4 | 12.7 | 10.8 |
| General and administrative expenses | 5.1 | 5.3 | 5.6 | 5.6 | 5.2 |
| Operating income | 7.9 | 7.7 | 7.8 | 7.1 | 4.9 |
| Income before income taxes | 7.5 | 7.3 | 7.4 | 6.8 | 4.2 |
| Memo: Depreciation and amortization | 2.6 | 2.7 | 2.9 | 3.0 | 3.3 |
| **SELECTED BALANCE SHEET DATA:** | | | | | |
| Working capital (deficit) | $ (104,862) | $ (39,195) | $ (66,880) | $ (51,252) | $ (34,701) |
| Total assets | 1,533,272 | 1,435,704 | 1,327,165 | 1,264,673 | 1,213,797 |
| Long-term debt | 212,218 | 185,138 | 186,730 | 194,476 | 125,000 |
| Other long-term obligations | 48,411 | 36,225 | 30,454 | 25,992 | 19,697 |
| Shareholders' equity | 869,988 | 873,336 | 789,362 | 778,881 | 843,340 |
| **SELECTED CASH FLOW DATA:** | | | | | |
| Cash provided by operating activities | $ 279,903 | $ 200,365 | $ 240,586 | $ 196,277 | $ 147,859 |
| Purchase of property and equipment | 171,447 | 144,611 | 120,921 | 96,692 | 91,439 |
| Share repurchases | 159,328 | 69,206 | 166,632 | 216,834 | 36,444 |
| **SELECTED OTHER DATA:** | | | | | |
| Common shares outstanding at end of year | 46,619,803 | 48,769,368 | 47,872,542 | 50,272,459 | 55,026,846 |
| **STORES OPEN AT END OF YEAR:** | | | | | |
| Cracker Barrel | 529 | 504 | 480 | 457 | 437 |
| Logan's company-operated | 124 | 107 | 96 | 84 | 75 |
| Logan's franchised | 23 | 20 | 16 | 12 | 8 |
| **COMPARABLE STORE SALES[b]:** | | | | | |
| Average Unit Annual Sales: | | | | | |
| Cracker Barrel restaurant | $ 3,313 | $ 3,217 | $ 3,157 | $ 3,150 | $ 3,082 |
| Cracker Barrel retail | 955 | 988 | 939 | 945 | 946 |
| Memo: Cracker Barrel number of stores in comparable base | 466 | 445 | 430 | 414 | 376 |
| Logan's company-operated | $ 3,160 | $ 3,040 | $ 2,915 | $ 2,959 | $ 3,041 |
| Memo: Logan's number of restaurants in comparable base | 93 | 83 | 71 | 59 | 40 |
| Period to period increase (decrease) in comparable store sales: | | | | | |
| Cracker Barrel restaurant | 3.1% | 2.0% | 0.5% | 5.3% | 4.6% |
| Cracker Barrel retail | (2.7) | 5.3 | (0.4) | 2.3 | 1.1 |
| Logan's company-operated | 3.4 | 4.8 | 0.0 | 2.4 | (1.1) |

(a) *On September 23, 2004, the Company's Board of Directors (the "Board") increased the quarterly dividend to $0.12 per share per quarter (an annual equivalent of $0.48 per share). During 2005, the Company paid such dividends of $0.12 per share during the second, third and fourth quarters of 2005. Additionally, on September 22, 2005, the Board declared a dividend of $0.13 per share payable on November 8, 2005 to shareholders of record on October 14, 2005. This dividend reflects an 8.3% increase from the previous quarterly dividend.*

(b) *Comparable store sales and traffic consist of sales and calculated number of guests, respectively, of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks. Average unit volumes are normalized to 52 weeks for fiscal 2001.*

(c) *Includes charges of $5,210 before taxes, as a result of settlement of certain lawsuits against the Company's Cracker Barrel Old Country Store, Inc. ("Cracker Barrel") subsidiary (see Note 10 to the Company's Consolidated Financial Statements).*

(d) *Includes charges of $33,063 before taxes, principally as a result of exiting the Carmine Giardini's Gourmet Market™ business and closing four Cracker Barrel units and three Logan's Roadhouse restaurants, as well as an accrual for a settlement proposal for a collective action under the Fair Labor Standards Act, which was later settled as part of the item noted in (c) above.*

(e) *The Company's fiscal year ended August 3, 2001 consisted of 53 weeks. As a result, comparisons to fiscal 2002 also reflect the impact of having one more week in fiscal 2001 than in fiscal 2002.*

(f) *Includes a sale-leaseback transaction under which $138,300 of long-term debt was paid down.*

## MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market (National Market), and dividends paid.

| | Fiscal Year 2005 | | | Fiscal Year 2004 | | |
|---|---|---|---|---|---|---|
| | Prices | | Dividends | Prices | | Dividends |
| | High | Low | Paid | High | Low | Paid |
| First | $37.09 | $30.00 | $0.11 | $39.02 | $32.25 | — |
| Second | 43.14 | 36.08 | 0.12 | 42.07 | 36.61 | $0.11 |
| Third | 44.60 | 38.38 | 0.12 | 41.24 | 37.09 | 0.11 |
| Fourth | 42.12 | 37.75 | 0.12 | 38.11 | 30.55 | 0.11 |

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto. Except for specific historical information, the matters discussed in this Annual Report to Shareholders, as well as the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") for the year ended July 29, 2005, contain forward-looking statements that involve risks, uncertainties and other factors which may cause actual results and performance of the Company to differ materially from those expressed or implied by these statements. All forward-looking information is provided pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "assumptions," "target," "guidance," "outlook," "plans," "projection," "may," "will," "would," "expect," "intend," "estimate," "anticipate," "believe," "potential" or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. Factors which could materially affect actual results include, but are not limited to: the effects of uncertain consumer confidence, higher costs for energy, mortgage or other consumer debt payments, or general or regional economic weakness on sales and customer travel, discretionary income or personal expenditure activity; the ability of the Company to identify, acquire and sell successful new lines of retail merchandise; competitive marketing and operational initiatives; the ability of the Company to sustain or the effects of plans intended to improve operational execution and performance; the effects of plans intended to promote or protect the Company's brands and products; the effects of increased competition at Company locations on sales and on labor recruiting, cost, and retention; the availability and cost of acceptable sites for development and the Company's ability to identify such sites; the ability of the Company to open and operate new locations successfully; changes in foreign exchange rates affecting the Company's future retail inventory purchases; commodity, workers' compensation, group health and utility price changes; changes in building materials and construction costs; consumer behavior based on negative publicity or concerns over nutritional or safety aspects of the Company's products or restaurant food in general; changes in or implementation of additional governmental or regulatory rules, regulations and interpretations affecting accounting, tax, wage and hour matters, health and safety, pensions, insurance or other undeterminable areas; practical or psychological effects of terrorist acts or war and military or government responses; the ability of and cost to the Company to recruit, train, and retain qualified hourly and management employees; changes in interest rates affecting the Company's financing costs; disruptions to the company's restaurant or retail supply chain; the actual results of pending, future or threatened litigation or governmental investigations and the costs and effects of negative publicity associated with these activities; implementation of new or changes in interpretation of existing accounting principles generally accepted in the United States of America ("GAAP"); effectiveness of internal controls over financial reporting; changes in capital market conditions that could affect valuations of restaurant companies in general or the Company's goodwill in particular; and other factors described from time to time in the Company's filings with the SEC, press releases, and other communications.

All dollar amounts reported or discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations are shown in thousands. References in Management's Discussion and Analysis of Financial Condition and Results of Operations to a year or quarter are to the Company's fiscal year or quarter unless otherwise noted.

## EXECUTIVE OVERVIEW

CBRL Group, Inc. (the "Company," "our" or "we") is a publicly traded (Nasdaq: CBRL) holding company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® ("Cracker Barrel") and Logan's Roadhouse® ("Logan's") restaurant and retail concepts. The Company was organized under the laws of the state of Tennessee in August 1998 and maintains an Internet website at cbrlgroup.com.

We are in the business of delivering excellent guest dining experiences, and we strive to do that in 41 states at more than 650 company-owned and 23 franchised units. While each restaurant concept offers its own unique atmosphere and an array of distinct menu items, both are equally committed to executing outstanding guest service while focusing on delivery of high quality products at affordable prices. During 2005 we served approximately 212 million meals in Cracker Barrel and approximately 30 million meals in Logan's.

### Restaurant Industry

Our businesses operate in the full-service segment of the restaurant industry in the United States. The restaurant business is highly competitive with respect to quality, variety and price of the food products offered. The industry is often affected by changes in the taste and eating habits of the public, local and national economic conditions affecting spending habits, and population and traffic patterns. There are many segments within the restaurant industry, which overlap and often provide competition for widely diverse restaurant concepts. Competition also exists in securing prime real estate locations for new restaurants, in hiring qualified employees, in advertising, in the attractiveness of facilities and among competitors with similar menu offerings or convenience.

Additionally, seasonal, economic and weather conditions also affect the restaurant business. Historically, interstate tourist traffic and the propensity to dine out have been much higher during the summer months, thereby attributing to higher profits in our fourth quarter. While retail sales in Cracker Barrel are made substantially to restaurant customers, such sales are strongest in the second quarter, which includes the Christmas holiday shopping season. A rapid increase in gasoline and energy prices that began in 2004, continued in 2005, and apparently exacerbated by disruptions from hurricanes in 2006, appears to have affected consumer discretionary income and dining out habits. Severe weather can and has affected sales adversely from time to time.

### Key Performance Indicators

Management uses a number of key performance measures to evaluate the Company's operational and financial performance, including the following:

Comparable store sales and traffic consist of sales and calculated number of guests, respectively, of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks. This measure highlights performance of existing stores as the impact of new store openings is excluded.

Percentage of restaurant sales by day-part assists management in identifying the breakdown of sales provided by meals served for breakfast, lunch or dinner. This measure not only provides a financial measure of revenues by type of meal, but also assists operational management in analyzing staffing levels needed throughout the day.

Percentage of retail sales to total sales indicates the relative proportion of spending by guests on retail product at Cracker Barrel stores and helps identify overall effectiveness of our retail operations and initiatives. Management uses this measure to analyze a store's ability to convert restaurant traffic into retail sales since the substantial majority of our retail guests are also restaurant guests.

Average check per person is an indicator which management uses to analyze the dollars spent in our stores per guest. This measure aids management in identifying trends in guest preferences as well as the effectiveness of menu price increases and other menu changes.

Turnover rates are considered separately for both hourly turnover and managerial turnover. These indicators help management to anticipate future training needs and costs, as well as helping management to recognize trends in staffing levels that would potentially affect operating performance.

Store Operating Margins are defined as total revenue less cost of goods sold, labor and other related expenses and other store operating expenses, all as a percent of restaurant sales. Management uses this indicator as a primary measure of operating profitability.

## RESULTS OF OPERATIONS

The following table highlights operating results over the past three years:

| | Relationship to Total Revenue | | | Period to Period Increase (Decrease) | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2005 vs 2004 | 2004 vs 2003 |
| Total revenue | 100.0% | 100.0% | 100.0% | 8% | 8% |
| Cost of goods sold | 33.0 | 33.0 | 32.0 | 8 | 12 |
| Gross profit | 67.0 | 67.0 | 68.0 | 8 | 7 |
| Labor and other related expenses | 36.6 | 37.0 | 37.3 | 7 | 7 |
| Other store operating expenses | 17.4 | 17.0 | 17.3 | 10 | 6 |
| Store operating income | 13.0 | 13.0 | 13.4 | 8 | 5 |
| General and administrative | 5.1 | 5.3 | 5.6 | 4 | 4 |
| Operating income | 7.9 | 7.7 | 7.8 | 10 | 6 |
| Interest expense | 0.4 | 0.4 | 0.4 | 3 | (5) |
| Interest income | — | — | — | 1,820 | — |
| Income before income taxes | 7.5 | 7.3 | 7.4 | 11 | 7 |
| Provision for income taxes | 2.6 | 2.6 | 2.6 | 7 | 8 |
| Net income | 4.9 | 4.7 | 4.8 | 13 | 6 |

The Company recorded charges of $5,210 before taxes, during the quarter ended July 30, 2004, as a result of a settlement in principle of certain previously reported lawsuits against its Cracker Barrel subsidiary (see Note 10 to the Company's Consolidated Financial Statements). The charge increased general and administrative expense in the Company's Consolidated Statement of Income in dollars and as a percent of total revenue for the year ended July 30, 2004 by $5,210 and 0.2%, respectively.

**Total Revenue**

The following table highlights the components of total revenue by percentage relationships to total revenue for the past three years:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net Sales: | | | |
| Cracker Barrel restaurant | 66.1% | 66.1% | 67.3% |
| Logan's company-operated | 14.6 | 13.4 | 12.4 |
| Total restaurant | 80.7 | 79.5 | 79.7 |
| Cracker Barrel retail | 19.2 | 20.4 | 20.2 |
| Total net sales | 99.9 | 99.9 | 99.9 |
| Franchise fees and royalties | 0.1 | 0.1 | 0.1 |
| Total revenue | 100.0% | 100.0% | 100.0% |

The following table highlights comparable store sales* results over the past two years:

| | Cracker Barrel Period to Period Increase (Decrease) | | Logan's Period to Period Increase | |
|---|---|---|---|---|
| | 2005 vs 2004 (466 Stores) | 2004 vs 2003 (445 Stores) | 2005 vs 2004 (93 Stores) | 2004 vs 2003 (83 Stores) |
| Restaurant | 3.1% | 2.0% | 3.4% | 4.8% |
| Retail | (2.7) | 5.3 | — | — |
| Restaurant & Retail | 1.8 | 2.8 | 3.4 | 4.8 |

* *Comparable store sales consist of sales of units open six full quarters at the beginning of the year; and are measured on comparable calendar weeks.*

Cracker Barrel comparable store restaurant sales increased 3.1% for 2005 versus 2004 at an average of $3,313 per store. Comparable store restaurant sales increased 2.0% in 2004 versus 2003. The increase in comparable store restaurant sales from 2004 to 2005 was due to an increase in average check of 4.0%, including a 2.9% menu price increase and 1.1% of product mix changes, and a decrease in guest traffic of 0.9%.

Cracker Barrel comparable store retail sales decreased 2.7% for 2005 versus 2004 at an average of $955 per store. Comparable store retail sales increased 5.3% in 2004 versus 2003. The comparable store retail sales decrease from 2004 to 2005 was due to exceptionally strong retail sales in 2004, restaurant guest traffic decreases, uncertain consumer sentiment and reduced discretionary spending, and weaker than expected response to the retail assortments, which included fewer new product lines than presently is expected to be featured in the future.

In 2005 total net sales (restaurant and retail) in the 466 Cracker Barrel comparable stores averaged $4,268. Restaurant sales were 77.6% of total net sales in the comparable 466 stores in 2005 and 76.6% in 2004.

Logan's comparable store sales increased 3.4% for 2005 versus 2004 at an average of $3,160 per restaurant. Comparable store sales increased 4.8% for 2004 versus 2003. The increase in comparable store sales from 2004 to 2005 was due to an increase in average check of 3.9% and a decrease in guest traffic of 0.5%. The higher check included a 3.2% menu price increase and 0.7% of product mix and other changes including fewer complimentary meals.

Total revenue, which increased 7.8% and 8.3% in 2005 and 2004, respectively, benefited from the opening of 25, 24 and 23 Cracker Barrel stores in 2005, 2004 and 2003, respectively, and the opening of 17, 11 and 12 company-operated and 3, 4 and 4 franchised Logan's restaurants in 2005, 2004 and 2003, respectively. Average weekly sales (net sales divided by operating weeks in company-owned units) were approximately $63.3 per week for Cracker Barrel restaurants in 2005 (compared with $61.7 in 2004 and $60.9 in 2003), $18.4 for Cracker Barrel retail (compared with $19.1 for 2004 and $18.2 for 2003), and $61.0 for Logan's (compared with $59.5 for 2004 and $57.0 for 2003).

### Cost of Goods Sold

Cost of goods sold as a percentage of total revenue in 2005 remained flat compared to 2004 at 33.0%. This was due to higher commodity costs for beef, pork, poultry and produce and higher markdowns on retail merchandise offset by higher menu pricing and a lower percentage of retail sales, which have a higher cost as a percent of sales than do restaurant sales, and higher initial mark-ons of retail merchandise.

Cost of goods sold as a percentage of total revenue increased in 2004 to 33.0% from 32.0% in 2003. This increase was due to higher commodity costs for beef, butter, bacon and other dairy, including eggs, all of which had high single-digit percentage increases due to unfavorable market conditions. Also affecting cost of goods sold in 2004 was a higher mix of retail sales as a percent of total revenue (retail has a higher product cost than restaurant) and higher markdowns of retail merchandise versus the prior year. Management believes that increases in 2004 were unusual in both magnitude and the breadth of commodities affected. These increases were partially offset by higher menu pricing and higher initial mark-ons of retail merchandise.

### Labor and Related Expenses

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of total revenue were 36.6%, 37.0% and 37.3% in 2005, 2004 and 2003, respectively. The year to year decrease from 2004 to 2005 was due to higher menu pricing and lower bonuses under unit-level bonus programs, partially offset by higher hourly wage rates and manager wages versus the prior year. The year to year decrease from 2003 to 2004 was due to higher menu pricing, lower hourly labor, including wage rates and decreased workers' compensation and group health costs offset partially by increases in manager wages and bonuses versus the prior year.

### Other Store Operating Expenses

Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, utilities, repairs and maintenance, advertising, rent, depreciation and amortization. Other store operating expenses as a percentage of total revenue were 17.4%, 17.0% and 17.3% in 2005, 2004 and 2003, respectively. The year to year increase from 2004 to 2005 was due to higher utilities, advertising and maintenance expenses offset partially by higher menu pricing versus the prior year. The decrease from 2003 to 2004 was due to lower advertising and depreciation and higher menu pricing versus the prior year offset partially by higher losses on disposition of property and equipment versus the prior year.

### General and Administrative Expenses

General and administrative expenses as a percentage of total revenue were 5.1%, 5.3% and 5.6% in 2005, 2004 and 2003, respectively. The year to year decrease from 2004 to 2005 was due to lower legal fees compared to prior year, which included a legal settlement and an insurance recovery relative to litigation settlements and related expenses incurred in prior years discussed earlier (also see Note 10 to the Consolidated Financial Statements), offset partially by higher salaries versus prior year. The year to year decrease from 2003 to 2004 was due to lower professional fees and lower bonus accruals reflective of lower performance against financial objectives offset partially by the legal settlement discussed earlier (also see Note 10 to the Consolidated Financial Statements).

### Interest Expense

Interest expense increased to $8,693 in 2005 from $8,444 in 2004, which represented a decrease from $8,892 in 2003. The year to year increase from 2004 to 2005 was due to higher average outstanding debt and higher interest rates, offset partially by lower amortization of deferred financing costs and higher capitalized interest. The decrease from 2003 to 2004 resulted from lower average outstanding debt as compared to the prior year.

### Provision for Income Taxes

Provision for income taxes as a percent of income before income taxes was 34.6% for 2005, 35.9% for 2004 and 35.5% for 2003. The reason for the decrease in the tax rate from 2004 to 2005 reflected the passage of the Work Opportunity and Welfare to Work federal tax credit legislation signed on October 22, 2004 retroactive to January 1, 2004. The reason for the increase in the tax rate from 2003 to 2004 was the expiration of the same federal tax credit legislation on January 1, 2004.

**Recent Accounting Pronouncements Not Yet Adopted**
In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires that the cost of employee services received in exchange for equity instruments issued or liabilities incurred are recognized in the financial statements. Compensation cost will be measured using a fair-value-based method over the period that the employee provides service in exchange for the award. As disclosed in Note 2 to the Company's Consolidated Financial Statements, based on the current assumptions and calculations used, had the Company recognized compensation expense based on the fair value of awards of equity instruments, net income would have been reduced by approximately $8,799 for the year ended July 29, 2005. This compensation expense is the after-tax net of the stock-based compensation expense determined under the fair-value based method for all awards and stock-based employee compensation included previously in reported net income under APB No. 25. This statement will apply to all awards granted after the effective date and to modifications, repurchases or cancellations of existing awards. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and, therefore, the Company will adopt in its first quarter of 2006. Partly in anticipation of these new accounting rules, the Company modified its compensation plans to limit eligibility to receive share-based compensation and shifted a portion of share-based compensation primarily to cash-based incentive compensation. We expect the 2006 impact of the adoption of SFAS 123R combined with the modifications to the Company's compensation plans to be approximately $0.14 to $0.16 per diluted share. The effect of future awards will vary depending on timing, amount and valuation methods used for such awards, the past awards are not necessarily indicative of future awards. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under the current rules. This requirement will reduce net operating cash flow and reduce net financing cash outflow by offsetting and equal amounts.

In November 2004, the FASB issued Statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and, therefore, the Company will adopt in its first quarter of 2006. The Company does not expect the adoption of SFAS No. 151 to have a material impact on the Company's consolidated results of operations or financial position.

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections–a replacement of APB Opinion No. 20 and FASB Statement No. 3." This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement was issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

**Interest Rate Risk.** The Company is subject to market risk exposure related to changes in interest rates. As of September 26, 2005, the Company has in place a $300,000 Revolving Credit Facility, which matures February 21, 2008. The facility bears interest, at the Company's election, either at the prime rate or a percentage point spread from LIBOR based on certain financial ratios set forth in the loan agreement. At July 29, 2005, the Company had $21,500 outstanding borrowings under the Revolving Credit Facility, and the Company's percentage point spread from LIBOR was 1.25%, as it was through all of 2005. The percentage point spread will remain 1.25% for the first quarter of 2006. The percentage point spread from LIBOR for the second, third and fourth quarters of 2006 remains to be determined. While changes in the prime rate or LIBOR would affect the cost of funds borrowed in the future, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company's consolidated financial position, results of operations or cash flows would not be material.

**Commodity Price Risk.** Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and which are generally unpredictable. Four food categories (beef, dairy, including eggs, pork and poultry) account for the largest shares of the Company's food purchases at approximately 19%, 12%, 10% and 9%, respectively. Other categories affected by the commodities markets, such as produce, seafood and coffee, may each account for as much as 6% of the Company's food purchases. While the Company has some of its food items prepared to its specifications, the Company's food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by the Company, the Company believes that there are sufficient other quality suppliers in the marketplace that its sources of supply can be replaced as necessary. The Company also recognizes, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect the Company and its competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously. The Company also enters into supply contracts for certain of its products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, the Company believes it will be able to pass through some or much of the increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances increases in commodity prices can result in lower margins for the Company, as happened in 2004 and 2005.

### LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of the Company's cash flows for the last three years:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net cash provided by operating activities | $279,903 | $200,365 | $240,586 |
| Net cash used in investing activities | (170,066) | (143,666) | (118,953) |
| Net cash used in financing activities | (121,439) | (42,313) | (122,318) |
| Net (decrease) increase in cash and cash equivalents | $(11,602) | $ 14,386 | $ (685) |

The Company's cash generated from operating activities was $279,903 in 2005. Most of this cash was provided by net income adjusted by depreciation and amortization, increases in accounts payable and deferred income taxes and other adjustments to net income from the tax benefit realized upon exercise of stock options, accretion on zero coupon contingently convertible senior notes and loss on disposition of property. Increases in other long-term obligations, accrued employee benefits, income taxes payable, taxes withheld and accrued and deferred revenues and decreases in prepaid expenses were partially offset by increases in other assets, accounts receivable and inventories and decreases in other accrued expenses and accrued employee compensation.

The Company had negative working capital of $104,862 at July 29, 2005 versus negative working capital of $39,195 at July 30, 2004. In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, the Company is able to, and may from time to time, operate with negative working capital. Restaurant inventories purchased through the Company's principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through letters of credit and wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly, bi-weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

Capital expenditures (purchase of property and equipment) were $171,447, $144,611 and $120,921 in 2005, 2004 and 2003, respectively. Costs of new locations accounted for the majority of these expenditures.

The Company's internally generated cash, along with cash at July 30, 2004, proceeds from stock option exercises, the Company's available revolver and the Company's new operating leases, were sufficient to finance all of its growth, share repurchases and other cash payment obligations in 2005.

In 2002, the Company issued $422,050 (face value at maturity) of Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Notes may require the Company to redeem the Notes on April 3, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. In addition, each $1 (face value at maturity) Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate) if any of the following conditions occur: 1) the closing price of the Company's common stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032, with a specified price of $49.19 at July 29, 2005); 2) the Company exercises its option to redeem the Notes; 3) the credit rating of the Notes is reduced by Moody's and Standard and Poor's to or below both Ba3 and BB-, respectively; or 4) certain specified corporate events. The Company's closing share price, as reported by Nasdaq, on July 29, 2005 was $39.17. The holders of the Senior Notes had the option to require the Company to repurchase the Senior Notes on April 3, 2005. That option was not exercised. After the adoption of EITF No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share," in the second quarter of 2005, the Company was required to include approximately 4.6 million shares in its diluted shares outstanding related to its convertible debt. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Notes, since these Notes are treated as if converted into common stock although at the end of 2005 the Notes were not actually converted into stock, nor did the requirements exist that would have allowed them to be converted.

As mentioned previously, the Company has a $300,000 Revolving Credit Facility, which expires on February 21, 2008. At July 29, 2005, the Company had $21,500 outstanding borrowings under the Revolving Credit Facility.

At the beginning of 2005, the Company had 2,892,000 shares remaining under repurchase authorizations previously in effect at the end of 2004. During 2005, the Company's Board of Directors (the "Board") authorized the repurchase of up to an additional 2 million shares of the Company's common stock. The repurchases are to be made from time to time in the open market at prevailing market prices. During 2005, the Company completed repurchases of 4,070,919 shares of its common stock for a net expenditure of $159,328 or approximately $39.14 per share. The Company presently expects to repurchase the remaining 821,081 shares authorized during 2006, although there can be no assurance that such repurchases actually will be completed in that period of time. The Company's principal criteria for share repurchases are that they be accretive to net income per share and that they do not unfavorably affect the Company's investment grade debt rating and target capital structure.

During 2005 the Company received proceeds of $39,341 from the exercise of stock options to acquire 1,921,354 shares of its common stock and tax benefit upon exercise of stock options of $12,990.

During the first quarter of 2005, the Board approved a quarterly dividend of $0.12 per common share (an annual equivalent of $0.48 per share), an increase from a quarterly dividend of $0.11 approved in 2004. The Company paid such dividends of $0.12 per share during the second, third and fourth quarters of 2005 and the first quarter of 2006. Additionally, on September 22, 2005, the Board declared a dividend of $0.13 per share payable on November 8, 2005 to shareholders of record on October 14, 2005. This dividend reflects an 8.3% increase from the previous quarterly dividend.

The Company estimates that its capital expenditures (purchase of property and equipment) for 2006 will be approximately $205,000 to $210,000, most of which will be related to the acquisition of sites and construction of 26 new Cracker Barrel stores and 22-24 new Logan's restaurants and openings that will occur during 2006, as well as for acquisition and construction costs for locations to be opened in early 2007.

Management believes that cash at July 29, 2005, along with cash generated from the Company's operating activities, stock option exercises and available borrowings under the Revolving Credit Facility, will be sufficient to finance its continued operations, its remaining share repurchase authorization, its continued expansion plans and its dividend payments through 2006. At July 29, 2005, the Company had $278,500 available under its Revolving Credit Facility. The Company estimates that net cash provided by operating activities will exceed cash used for purchase of property and equipment by $50,000 or more in 2006, which would make 2006 the sixth consecutive year in which this has happened. The Company intends to use this excess cash along with proceeds from the exercise of stock options in 2006 to apply toward completing its remaining 821,081 share repurchase authorization, possible future share repurchase authorizations and dividend payments or other general corporate purposes.

### OFF-BALANCE SHEET ARRANGEMENTS

Other than various operating leases, as disclosed more fully in the Material Commitments section below and Note 10 to the Company's Consolidated Financial Statements, the Company has no other material off-balance sheet arrangements.

### MATERIAL COMMITMENTS

For reporting purposes, the schedule of future minimum rental payments required under operating leases, excluding billboard leases, uses the same lease term as used in the straight-line rent calculation. This term includes certain future renewal options although the Company is not currently legally obligated for all optional renewal periods. This method was deemed appropriate under SFAS No. 13, "Accounting for Leases," to be consistent with the lease term used in the straight-line rent calculation, as described in Note 2 to the Consolidated Financial Statements.

The Company's contractual cash obligations and commitments as of July 29, 2005, are summarized in the tables below:

| | *Payments due by Year* | | | | |
|---|---|---|---|---|---|
| | *Total* | *2006* | *2007-2008* | *2009-2010* | *After 2010* |
| Convertible debt | $ 190,718 | — | — | — | $190,718 |
| Revolving credit facility | 21,500 | — | $ 21,500 | — | — |
| Long-term Debt[a] | 212,218 | — | 21,500 | — | 190,718 |
| Operating lease base term and exercised options–excluding billboards[b] | 449,412 | $ 33,310 | 66,672 | $65,145 | 284,285 |
| Operating lease renewal periods not yet exercised–excluding billboards[c] | 336,836 | 190 | 953 | 2,119 | 333,574 |
| Operating leases for billboards | 39,404 | 21,854 | 17,400 | 150 | — |
| Trade letters of credit | 4,343 | 4,343 | — | — | — |
| Capital leases | 402 | 235 | 167 | — | — |
| Purchase obligations[d] | 317,269 | 274,306 | 42,803 | 160 | — |
| Other long-term obligations[e] | 22,820 | — | 258 | 194 | 22,368 |
| Total contractual cash obligations | $1,382,704 | $334,238 | $149,753 | $67,768 | $830,945 |

| | *Amount of Commitment Expirations by Year* | | | | |
|---|---|---|---|---|---|
| | *Total* | *2006* | *2007-2008* | *2009-2010* | *After 2010* |
| Revolving credit facility | $300,000 | — | $300,000 | — | — |
| Standby letters of credit | 32,436 | $32,436 | — | — | — |
| Guarantees[f] | 4,134 | 467 | 934 | $934 | $1,799 |
| Total commitments | $336,570 | $32,903 | $300,934 | $934 | $1,799 |

*(a) The convertible debt was issued at a discount representing a yield to maturity of 3.00% per annum. The $190,718 balance is the accreted carrying value of the debt at July 29, 2005. The convertible debt will continue to accrete at 3.00% per annum and if held to maturity on April 2, 2032 the obligation will total $422,050. The Company had $21,500 outstanding under its variable rate Revolving Credit Facility as of July 29, 2005. The Company repaid $11,500 on August 9, 2005 and $10,000 on August 29, 2005. In conjunction with these principal repayments the Company paid $70 in interest. The Company paid $634 in non-use fees (also known as commitment fees) on the Revolving Credit Facility during 2005. Based on the Company's outstanding revolver balance of $21,500 at July 29, 2005 and the Company's current unused commitment fee as defined in the Revolving Credit Agreement, the Company's unused commitment fees in 2006 would be $696; however, the actual amount will differ based on actual usage of the Revolving Credit Facility in 2006.*

*(b) Includes base lease terms and certain optional renewal periods that have been exercised and are included in the lease term in accordance with SFAS No. 13.*

*(c) Includes certain optional renewal periods that have not yet been exercised, but are included in the lease term for the straight-line rent calculation, since at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options.*

*(d) Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies and other operating needs and other services; and commitments under contracts for maintenance needs and other services. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that can be cancelled with a penalty through the entire term of the contract. Due to the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.*

*(e) Other long-term obligations include the Company's Non-Qualified Savings Plan, Deferred Compensation Plan and the FY2005 Mid-Term Incentive and Retention Plan. The obligation for the Non-Qualified Savings Plan is $20,211 (see Note 11 to the Consolidated Financial Statements and Exhibit 10(f)). The Company has a corresponding long-term asset that is available to fund the liability. The obligation for the Deferred Compensation Plan is $2,399 (see Exhibit 10(g)). The obligation for the FY2005 Mid-Term Incentive and Retention Plan is $210 (see Note 7 to the Consolidated Financial Statements and Exhibit 10(x)).*

*(f) Consists solely of guarantees associated with properties that have been subleased or assigned. The Company is not aware of any non-performance under these arrangements that would result in the Company having to perform in accordance with the terms of those guarantees.*

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its Consolidated Financial Statements in conformity with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period (see Note 2 to the Company's Consolidated Financial Statements). Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of the Company's financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company bases its estimates on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following policies to be most critical in understanding the judgments that are involved in preparing its Consolidated Financial Statements.

### IMPAIRMENT OF LONG-LIVED ASSETS AND PROVISION FOR ASSET DISPOSITIONS

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset to be held and used or over the fair value, net of estimated costs of disposal, of an asset to be disposed of, and a loss resulting from impairment is recognized by a charge to income. Expected future cash flows are based on planning estimates used for the Company's related assets in general and/or plans and objectives established for the asset and responsible management specifically. Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize a material impairment charge. During the third quarter of 2005, the Company determined that an impairment existed with respect to a Cracker Barrel store that was approved to relocate to a stronger site in the same market and recorded a charge of $431. From time to time the Company has decided to exit from or dispose of certain operating units. Typically such decisions are made based on operating performance or strategic considerations and must be made before the actual costs of proceeds of disposition are known, and management must make estimates of these outcomes. Such outcomes could include the sale of a property or leasehold, mitigating costs through a tenant or subtenant, or negotiating a buyout of a remaining lease term. In these instances management evaluates possible outcomes, frequently using outside real estate and legal advice, and records in the financial statements provisions for the effect of such outcomes. The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs. In addition, at least annually, the Company assesses the recoverability of goodwill and other intangible assets. The impairment tests require the Company to estimate fair values of its restaurant concepts by making assumptions regarding future cash flows and other factors. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If these assumptions change in the future, or if operating performance declines, the Company may be required to record impairment charges for these assets and such charges could be material.

### INSURANCE RESERVES

The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $500 for 2003 and to $1,000 for certain coverages for 2004, 2005 and going forward. The Company has decided not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with SFAS No. 5, "Accounting for Contingencies," the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Changes in these factors in the future may produce materially different amounts of expense that would be reported under these insurance programs.

### TAX PROVISION

The Company must make estimates of certain items that comprise its income tax provision. These estimates include employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work credits, as well as estimates related to certain depreciation and capitalization policies. These estimates are made based on the best available information at the time of the provision and historical experience. The Company files its income tax returns many months after its year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. The Company then must assess the likelihood of successful legal proceedings or reach a settlement, either of which could result in material adjustments to the Company's Consolidated Financial Statements and its consolidated financial position.

### UNREDEEMED GIFT CARDS AND CERTIFICATES

Unredeemed gift cards and certificates represent a liability of the Company related to unearned income and are recorded at their expected redemption value. The Company makes estimates of the ultimate unredeemed gift cards and certificates in the period of the original sale for those states that exempt gift cards and certificates from their escheat laws and in the period that gift cards and certificates are remitted to the state for other states and reduces its liability and records revenue accordingly. These estimates are determined based on redemption history and trends. Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported. If gift cards and certificates that have been removed from the liability are later redeemed, the Company recognizes revenue and reduces the liability as it would with any redemption. Additionally, the initial reduction to the liability would be reversed to offset the redemption. If gift cards and certificates that have been remitted to a state are later redeemed, the Company will request the previously remitted cash back from the state. At that time the Company will increase its liability for gift cards and certificates to offset the reduction to this same liability when the card was redeemed.

### LEGAL PROCEEDINGS

In addition to the litigation discussed in Note 10 to the Company's Consolidated Financial Statements in the Annual Report, the Company and its subsidiaries are parties to other legal proceedings incidental to their business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

# Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended). We maintain a system of internal controls that is designed to provide reasonable assurance in a cost-effective manner as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Corporate Governance Guidelines, our Financial Code of Ethics, and our Code of Business Conduct and Ethics, all of which may be viewed on our website. They set the tone for our organization and include factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business condition and operations. We do not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the benefits of controls relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. We have concluded that our internal control over financial reporting was effective as of July 29, 2005, based on these criteria.

In addition, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included herein.



Michael A. Woodhouse
*Chairman, President and Chief Executive Officer*



Lawrence E. White
*Senior Vice President, Finance and Chief Financial Officer*

## Report of Independent Registered Public Accounting Firm

**TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CBRL GROUP, INC.:**

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that CBRL Group, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of July 29, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of July 29, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 29, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended July 29, 2005 of the Company and our report dated September 23, 2005 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Nashville, Tennessee
September 23, 2005

**TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CBRL GROUP, INC.:**

We have audited the accompanying consolidated balance sheets of CBRL Group, Inc. and subsidiaries (the "Company") as of July 29, 2005 and July 30, 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended July 29, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 29, 2005 and July 30, 2004, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 29, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of July 29, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 23, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.



Nashville, Tennessee
September 23, 2005

CBRL GROUP, INC.

## Consolidated Balance Sheet

| | (In thousands except share data) | |
|---|---|---|
| | July 29, 2005 | July 30, 2004 |
| **ASSETS** | | |
| *Current Assets:* | | |
| Cash and cash equivalents | $ 17,173 | $ 28,775 |
| Receivables | 13,736 | 9,802 |
| Inventories | 142,804 | 141,820 |
| Prepaid expenses | 7,238 | 8,369 |
| Deferred income taxes | 9,532 | 14,274 |
| Total current assets | 190,483 | 203,040 |
| *Property and Equipment:* | | |
| Land | 328,362 | 298,233 |
| Buildings and improvements | 709,730 | 662,682 |
| Buildings under capital leases | 3,289 | 3,289 |
| Restaurant and other equipment | 359,533 | 315,512 |
| Leasehold improvements | 228,859 | 193,859 |
| Construction in progress | 34,275 | 28,739 |
| Total | 1,664,048 | 1,502,314 |
| Less: Accumulated depreciation and amortization of capital leases | 445,750 | 383,741 |
| Property and equipment – net | 1,218,298 | 1,118,573 |
| Goodwill | 93,724 | 93,724 |
| Other Assets | 30,767 | 20,367 |
| Total | $1,533,272 | $1,435,704 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| *Current Liabilities:* | | |
| Accounts payable | $ 97,710 | $ 53,295 |
| Current maturities of long-term debt and other long-term obligations | 210 | 189 |
| Taxes withheld and accrued | 36,396 | 34,539 |
| Income taxes payable | 22,211 | 18,571 |
| Accrued employee compensation | 49,283 | 49,466 |
| Accrued employee benefits | 43,631 | 39,290 |
| Deferred revenues | 20,818 | 19,347 |
| Other accrued expenses | 25,086 | 27,538 |
| Total current liabilities | 295,345 | 242,235 |
| Long-term debt | 212,218 | 185,138 |
| Other long-term obligations | 48,411 | 36,225 |
| Deferred income taxes | 107,310 | 98,770 |
| *Commitments and Contingencies (Note 10)* | | |
| Shareholders' Equity: | | |
| Preferred stock – 100,000,000 shares of $.01 par value authorized; no shares issued | — | — |
| Common stock – 400,000,000 shares of $.01 par value authorized; 2005 – 46,619,803 shares issued and outstanding; 2004 – 48,769,368 shares issued and outstanding | 466 | 488 |
| Additional paid-in capital | — | 13,982 |
| Retained earnings | 869,522 | 858,866 |
| Total shareholders' equity | 869,988 | 873,336 |
| Total | $1,533,272 | $1,435,704 |

*See Notes to Consolidated Financial Statements.*

# Consolidated Statement of Income

| | *(In thousands except share data)* Fiscal years ended | | |
|---|---|---|---|
| | July 29, 2005 | July 30, 2004 | August 1, 2003 |
| Total revenue | $ 2,567,548 | $ 2,380,947 | $ 2,198,182 |
| Cost of goods sold | 847,045 | 785,703 | 703,915 |
| Gross profit | 1,720,503 | 1,595,244 | 1,494,267 |
| Labor and other related expenses | 939,849 | 880,617 | 819,957 |
| Other store operating expenses | 447,506 | 405,139 | 380,534 |
| Store operating income | 333,148 | 309,488 | 293,776 |
| General and administrative | 130,986 | 126,501 | 121,898 |
| Operating income | 202,162 | 182,987 | 171,878 |
| Interest expense | 8,693 | 8,444 | 8,892 |
| Interest income | 96 | 5 | 73 |
| Income before income taxes | 193,565 | 174,548 | 163,059 |
| Provision for income taxes | 66,925 | 62,663 | 57,951 |
| Net income | $ 126,640 | $ 111,885 | $ 105,108 |
| Net income per share – basic | $ 2.65 | $ 2.29 | $ 2.13 |
| Net income per share – diluted | $ 2.45 | $ 2.12 | $ 1.97 |
| Basic weighted average shares outstanding | 47,791,317 | 48,877,306 | 49,274,373 |
| Diluted weighted average shares outstanding | 53,382,007 | 54,952,633 | 55,581,127 |

*See Notes to Consolidated Financial Statements.*

# Consolidated Statement of Changes in Shareholders' Equity

*(In thousands except per share data)*

| | Common Stock | | Additional Paid-In | Retained | Total Shareholders' |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balances at August 2, 2002 | 50,272,459 | $503 | — | $778,378 | $ 778,881 |
| Cash dividends declared – $.02 per share | — | — | — | (1,043) | (1,043) |
| Exercise of stock awards | 2,938,783 | 29 | $ 59,620 | — | 59,649 |
| Tax benefit realized upon exercise of stock options | — | — | 13,399 | — | 13,399 |
| Purchases and retirement of common stock | (5,338,700) | (53) | (73,019) | (93,560) | (166,632) |
| Net income | — | — | — | 105,108 | 105,108 |
| Balances at August 1, 2003 | 47,872,542 | 479 | — | 788,883 | 789,362 |
| Cash dividends declared – $.44 per share | — | — | — | (21,556) | (21,556) |
| Exercise of stock awards | 2,666,126 | 27 | 50,183 | — | 50,210 |
| Tax benefit realized upon exercise of stock options | — | — | 12,641 | — | 12,641 |
| Purchases and retirement of common stock | (1,769,300) | (18) | (48,842) | (20,346) | (69,206) |
| Net income | — | — | — | 111,885 | 111,885 |
| Balances at July 30, 2004 | 48,769,368 | 488 | 13,982 | 858,866 | 873,336 |
| Cash dividends declared – $.48 per share | | — | — | (22,991) | (22,991) |
| Exercise of stock awards | 1,921,354 | 19 | 39,322 | — | 39,341 |
| Tax benefit realized upon exercise of stock options | — | — | 12,990 | — | 12,990 |
| Purchases and retirement of common stock | (4,070,919) | (41) | (66,294) | (92,993) | (159,328) |
| Net income | — | — | — | 126,640 | 126,640 |
| Balances at July 29, 2005 | 46,619,803 | $466 | $ — | $869,522 | $ 869,988 |

*See Notes to Consolidated Financial Statements.*

# Consolidated Statement of Cash Flows

| | (In thousands) Fiscal years ended | | |
|---|---|---|---|
| | July 29, 2005 | July 30, 2004 | August 1, 2003 |
| Cash flows from operating activities: | | | |
| Net income | $ 126,640 | $ 111,885 | $ 105,108 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 67,321 | 63,868 | 64,376 |
| Loss on disposition of property and equipment | 3,654 | 3,334 | 903 |
| Impairment | 431 | — | — |
| Accretion on zero-coupon contingently convertible senior notes | 5,579 | 5,408 | 5,254 |
| Tax benefits realized upon exercise of stock options | 12,990 | 12,641 | 13,399 |
| Changes in assets and liabilities: | | | |
| Receivables | (3,934) | (652) | (691) |
| Inventories | (984) | (5,800) | (11,327) |
| Prepaid expenses | 1,131 | 563 | 2,792 |
| Other assets | (11,465) | (4,863) | (3,136) |
| Accounts payable | 44,415 | (28,877) | 8,366 |
| Taxes withheld and accrued | 1,857 | 2,436 | 3,422 |
| Income taxes payable | 3,640 | 10,394 | (7,349) |
| Accrued employee compensation | (183) | (687) | 6,691 |
| Accrued employee benefits | 4,341 | 508 | 5,361 |
| Deferred revenues | 1,471 | 3,712 | 2,673 |
| Other accrued expenses | (2,679) | 6,356 | 928 |
| Other long-term obligations | 12,396 | 5,755 | 4,562 |
| Deferred income taxes | 13,282 | 14,384 | 39,254 |
| Net cash provided by operating activities | 279,903 | 200,365 | 240,586 |
| Cash flows from investing activities: | | | |
| Purchase of property and equipment | (171,447) | (144,611) | (120,921) |
| Proceeds from sale of property and equipment | 1,381 | 945 | 1,968 |
| Net cash used in investing activities | (170,066) | (143,666) | (118,953) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of long-term debt | 609,700 | 150,000 | 353,200 |
| Proceeds from exercise of stock options | 39,341 | 50,210 | 59,649 |
| Principal payments under long-term debt and other long-term obligations | (588,388) | (157,125) | (366,287) |
| Purchases and retirement of common stock | (159,328) | (69,206) | (166,632) |
| Dividends on common stock | (22,764) | (16,191) | (1,043) |
| Other | — | (1) | (1,205) |
| Net cash used in financing activities | (121,439) | (42,313) | (122,318) |
| Net (decrease) increase in cash and cash equivalents | (11,602) | 14,386 | (685) |
| Cash and cash equivalents, beginning of year | 28,775 | 14,389 | 15,074 |
| Cash and cash equivalents, end of year | $ 17,173 | $ 28,775 | $ 14,389 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest, net of amounts capitalized | $ 1,178 | $ 1,108 | $ 1,604 |
| Income taxes | 37,848 | 26,501 | 15,229 |

*See Notes to Consolidated Financial Statements.*

*(In thousands except share data)*

## 1 DESCRIPTION OF THE BUSINESS

CBRL Group, Inc. and its affiliates (collectively, in the Notes, the "Company") are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store® ("Cracker Barrel") restaurant and retail concept and the Logan's Roadhouse® ("Logan's") restaurant concept.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**GAAP** – The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

**Fiscal year** – The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. References in these Notes to a year or quarter are to the Company's fiscal year or quarter unless noted otherwise.

**Principles of consolidation** – The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

**Financial instruments** – The fair values of cash and cash equivalents, accounts receivable, and accounts payable as of July 29, 2005, approximate their carrying amounts due to their short duration. The carrying value and fair value of the Company's zero-coupon contingently convertible senior notes (the "Senior Notes") in long-term debt at July 29, 2005 were $190,718 and $202,584, respectively. The fair value of the Senior Notes in long-term debt is determined based on market prices using the average of the bid and ask prices as of July 29, 2005.

The Company adopted Emerging Issues Task Force ("EITF") No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8") issued by the Financial Accounting Standards Board ("FASB"), in the second quarter of 2005. EITF 04-8 requires the use of "if-converted" accounting for contingently convertible debt regardless of whether the contingencies allowing debt holders to convert have been met. EITF 04-8 was effective for reporting periods ending after December 15, 2004 and required retroactive restatement of prior period diluted net income per share, which restatement is reflected for historical periods included herein. The adoption of EITF 04-8 resulted in the Company's Senior Notes (see Note 4 for the impact on the net income per share calculation and Note 5 for a description of these Senior Notes) representing a dilutive security and requiring approximately 4.6 million shares to be included in diluted weighted average shares outstanding for the calculation of diluted net income per share. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes since these Senior Notes are treated as if converted into common stock. The change in accounting affects only the calculation of diluted net income per share, and has no effect on the financial statements themselves or on the terms of the Senior Notes.

**Cash and cash equivalents** – The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

**Inventories** – Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out (FIFO) method. Approximately 70% of retail inventories are valued using the retail inventory method and the remaining 30% are valued using an average cost method. Valuation provisions are included for retail inventory obsolescence, returns and amortization of certain items.

**Store pre-opening costs** – Start-up costs of a new store are expensed when incurred, with the exception of rent expense under operating leases, in which the straight-line rent includes the pre-opening period during construction, as explained further under the Operating Lease Section of this Note 2 to the Consolidated Financial Statements.

**Property and equipment** – Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

| | *Years* |
|---|---|
| Buildings and improvements | 30-45 |
| Buildings under capital leases | 5-25 |
| Restaurant and other equipment | 2-10 |
| Leasehold improvements | 1-35 |

Depreciation expense was $66,687, $62,304 and $62,552 for 2005, 2004 and 2003, respectively. Accelerated depreciation methods are generally used for income tax purposes.

Capitalized interest was $870, $615 and $463 for 2005, 2004 and 2003, respectively.

Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.

Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

**Impairment of long-lived assets** – The Company evaluates for possible impairment of long-lived assets and certain identifiable intangibles to be held and used in the business whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets on a location by location basis. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. If applicable, assets held for sale are reported at the lower of carrying amount or fair value less costs to sell. During the third quarter of 2005, the Company determined that an impairment existed with respect to a Cracker Barrel store that was approved to relocate to a stronger site in the same market and recorded a charge of $431 in other store operating expenses.

**Operating leases** – The Company has ground leases and office space leases that are recorded as operating leases. Most of the leases have rent escalation clauses and some have rent holiday and contingent rent provisions. In accordance with FASB Technical Bulletin ("FTB") No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," the liabilities under these leases are recognized on the straight-line basis over the shorter of the useful life, with a maximum of 35 years, or the related lease life. The Company uses a lease life that generally begins on the date that the Company becomes legally obligated under the lease, including the pre-opening period during construction, when in many cases the Company is not making rent payments, and generally extends through certain of the renewal periods that can be exercised at the Company's option, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options.

Certain leases provide for rent holidays, which are included in the lease life used for the straight-line rent calculation in accordance with FTB No. 88-1, "Issues Relating to Accounting for Leases." Rent expense and an accrued rent liability are recorded during the rent holiday periods, during which the Company has possession of and access to the property, but is not required or obligated to, and normally does not, make rent payments.

Certain leases provide for contingent rent, which is determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability and corresponding rent expense when sales have been achieved in amounts in excess of the specified levels.

The same lease life is used for reporting future minimum lease commitments as is used for the straight-line rent calculation. The Company uses a lease life that extends through certain of the renewal periods that can be exercised at the Company's option.

**Advertising** – The Company expenses the costs of producing advertising the first time the advertising takes place. Net advertising expense was $44,409, $38,442 and $39,782 for 2005, 2004 and 2003, respectively.

**Insurance** – The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual claims that exceed $500 for 2003 and $1,000 for certain coverages for 2004, 2005 and going forward. The Company has decided not to purchase such insurance for its primary group health program, but its offered benefits are limited to not more than $1,000 during the lifetime of any employee (including dependents) in the program. The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company as of the end of the Company's third quarter and adjusting it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company records a liability for its group health program for all unpaid claims based primarily upon a loss development analysis derived from actual group health claims payment experience provided by the Company's third party administrator. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense.

**Goodwill** – Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets from the acquisition of Logan's in 1999. Effective August 4, 2001, the Company elected early adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminated the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. This valuation may reflect, among other things, such external factors as capital market valuation for public companies comparable to the operating unit. If an impairment is indicated, then the implied fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its implied fair value. The Company conducted the initial test of the carrying value of its goodwill, as required by SFAS No. 142, during the second quarter of 2002 and concluded that there was no current indication of impairment to goodwill. The Company performed its annual assessment with assistance from an outside valuation specialist in the second quarters of 2004 and 2005, and concluded that there was no current indication of impairment. This annual assessment is performed in the second quarter of each year. Additionally, an assessment is performed between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

**Revenue recognition** – The Company records revenue from the sale of products as they are sold. The Company provides for estimated returns based on return history and sales levels. Initial fees received from a franchisee to establish a new franchise are recognized as income when the Company has performed all of its obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon the opening of that restaurant. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned.

**Unredeemed Gift Cards and Certificates** – Unredeemed gift cards and certificates represent a liability of the Company related to unearned income and are recorded at their expected redemption value. When gift cards and certificates are redeemed, the Company recognizes revenue and reduces the liability. For those states that exempt gift cards and certificates under their escheat laws, in the quarter of the gift card and certificate sale, the Company estimates the percentage of the ultimate unredeemed gift cards and certificates sold that quarter and reduces its liability and records revenue accordingly. The Company does not reduce its liability for unredeemed gift cards and certificates that will eventually be remitted to the states under their escheat laws, until such time the gift cards and certificates are remitted to the state. For those states the Company estimates the ultimate unredeemed gift cards and certificates of the remaining balances and reduces its liability by the actual cash remitted to the state, which is less than the remaining due to administrative fees permitted to be deducted by the state, and the amount of the ultimate unredeemed gift cards and certificates, which are recorded as revenue.

**Income taxes** – Employer tax credits for FICA taxes paid on employee tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (see Note 8).

**Net income per share** – Basic consolidated net income per share is computed by dividing consolidated net income by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes since these Senior Notes are treated as if converted into common stock (see Note 5). The Company's Senior Notes, outstanding employee and director stock options and restricted stock issued by the Company represent the only dilutive effects on diluted net income per share.

**Comprehensive income** – Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for 2005, 2004 and 2003 is equal to net income as reported.

**Stock-based compensation** – The Company accounts for its stock based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, a nd has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," (see Note 6) and below is providing disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under APB Opinion No. 25, no stock-based compensation cost is reflected in net income for grants of stock options to employees because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant. The reported stock-based compensation expense, net of related tax effects, in the table represents the amortization of restricted stock grants to three executive officers of the Company.

Had the Company used the alternative fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148, the Company's net income and earnings per share for the past three years would have been reduced to the pro-forma amounts illustrated in the following table:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net income – as reported | $126,640 | $111,885 | $105,108 |
| Add: Total stock-based employee compensation included in reported net income, net of related tax effects | 76 | 74 | 298 |
| Deduct: Total stock-based compensation expense determined under fair-value based method for all awards, net of tax effects | (8,875) | (10,900) | (11,496) |
| Pro forma, net income | $117,841 | $101,059 | $ 93,910 |
| Net income per share: | | | |
| Basic – as reported | $ 2.65 | $ 2.29 | $ 2.13 |
| Basic – pro forma | $ 2.47 | $ 2.07 | $ 1.91 |
| Diluted – as reported | $ 2.45 | $ 2.12 | $ 1.97 |
| Diluted – pro forma | $ 2.29 | $ 1.92 | $ 1.77 |

**Segment reporting** – The Company accounts for its segment in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria established by SFAS No. 131. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 9).

**Derivative instruments and hedging activities** – The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2000 and its subsequent amendments, SFAS Nos. 137, "Accounting for Derivative Instruments and Hedging

Activities – Deferral of the Effective Date of FASB Statement No. 133," and 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133," in 2001 and SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," in the fourth quarter of 2003. These statements specify how to report and display derivative instruments and hedging activities. The adoption of these statements did not have a material effect on the Company's Consolidated Financial Statements. During 2005, 2004 and 2003, the Company had no derivative financial instruments that required fair value accounting treatment.

The Company is exposed to market risk, such as changes in interest rates and commodity prices. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. The Company does not hold or use derivative financial instruments for trading purposes. The Company's historical practice has been not to enter into derivative financial instruments.

The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 5, 10 and 12).

Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside the control of the Company and generally are unpredictable. Changes in commodity prices would affect the Company and its competitors generally and, depending on terms and duration of supply contracts, sometimes simultaneously. In many cases, the Company believes it will be able to pass through some or much of increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances or judgments about consumer acceptance of price increases may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company.

***Use of estimates*** – Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods to prepare these Consolidated Financial Statements in conformity with GAAP. Management believes that such estimates have been based on reasonable and supportable assumptions and that the resulting estimates are reasonable for use in the preparation of the Consolidated Financial Statements. Actual results, however, could differ from those estimates.

**Recent accounting pronouncements not yet adopted** – In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires that the cost of employee services received in exchange for equity instruments issued or liabilities incurred are recognized in the financial statements. Compensation cost will be measured using a fair-value based method over the period that the employee provides service in exchange for the award. As disclosed above, based on the current assumptions and calculations used, had the Company recognized compensation expense based on the fair value of awards of equity instruments, net income would have been reduced by approximately $8,799 for the year ended July 29, 2005. This compensation expense is the after-tax net of the stock-based compensation expense determined under the fair-value based method for all awards and stock-based employee compensation included previously in reported net income under APB No. 25. This statement will apply to all awards granted after the effective date and to modifications, repurchases or cancellations of existing awards. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and therefore the Company will adopt in its first quarter of 2006. Partly in anticipation of these new accounting rules, the Company modified its compensation plans to limit eligibility to receive share-based compensation and shifted a portion of share-based compensation primarily to cash-based incentive compensation. We expect the 2006 impact of the adoption of SFAS 123R combined with the modifications to the Company's compensation plans to be approximately $0.14 to $0.16 per diluted share. The effect of future awards will vary depending on timing, amount and valuation methods used for such awards, the past awards are not necessarily indicative of future awards. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under the current rules. This requirement will reduce net operating cash flow and reduce net financing cash outflow by offsetting and equal amounts.

In November 2004, the FASB issued Statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material impact on the Company's consolidated results of operations or financial position.

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections–a replacement of APB Opinion No. 20 and FASB Statement No. 3." This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement was issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement.

## 3 INVENTORIES

Inventories were composed of the following at:

| | July 29, 2005 | July 30, 2004 |
|---|---|---|
| Retail | $101,604 | $104,148 |
| Restaurant | 21,588 | 19,800 |
| Supplies | 19,612 | 17,872 |
| Total | $142,804 | $141,820 |

## 4 CONSOLIDATED NET INCOME PER SHARE AND WEIGHTED AVERAGE SHARES

Basic consolidated net income per share is computed by dividing consolidated net income by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. Additionally, diluted consolidated net income per share is calculated excluding the after-tax interest and financing expenses associated with the Senior Notes (as described in Notes 2 and 5) since these Senior Notes are treated as if converted into common stock. The Senior Notes, outstanding employee and director stock options and restricted stock issued by the Company represent the only dilutive effects on diluted net income per share. The following table reconciles the components of the diluted net income per share computations:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net income per share numerator: | | | |
| Net income | $126,640 | $111,885 | $105,108 |
| Add: Interest and loan acquisition costs associated with Senior Notes, net of related tax effects | 4,330 | 4,485 | 4,408 |
| Net income available to common shareholders | $130,970 | $116,370 | $109,516 |
| Net income per share denominator: | | | |
| Weighted average shares outstanding for basic net income per share | 47,791,317 | 48,877,306 | 49,274,373 |
| Add potential dilution: | | | |
| Senior Notes | 4,582,788 | 4,582,788 | 4,582,788 |
| Stock options and restricted stock | 1,007,902 | 1,492,539 | 1,723,966 |
| Weighted average shares outstanding for diluted net income per share | 53,382,007 | 54,952,633 | 55,581,127 |

## 5 DEBT

Long-term debt consisted of the following at:

| | July 29, 2005 | July 30, 2004 |
|---|---|---|
| $300,000 Revolving Credit Facility payable on or before February 21, 2008 (interest rate ranges from 4.73% to 6.25% at July 29, 2005) | $ 21,500 | — |
| 3.0% Zero-Coupon Contingently Convertible Senior Notes payable on or before April 2, 2032 | 190,718 | $185,138 |
| Long-term debt | $212,218 | $185,138 |

At July 29, 2005, the Company had $21,500 outstanding borrowings under the Revolving Credit Facility, which bears interest, at the Company's election, either at a lender's prime rate or a percentage point spread from LIBOR based on certain financial ratios set forth in the loan agreement. At July 29,

2005, the Company's percentage point spread from LIBOR was 1.25% and will remain the same for the first quarter of 2006. The percentage point spread from LIBOR for the second, third and fourth quarters of 2006 remains to be determined.

The financial covenants related to the Revolving Credit Facility require that the Company maintain an interest coverage ratio (as defined in the Revolving Credit Facility) of 2.5 to 1.0, a lease adjusted funded debt to total capitalization ratio (as defined in the Revolving Credit Facility) not to exceed 0.5 to 1.0 and a lease adjusted funded debt to EBITDAR (earnings before interest expense, income taxes, depreciation and amortization and rent expense) ratio (as defined in the Revolving Credit Facility) not to exceed 3.0 to 1.0. At July 29, 2005, the Company was in compliance with all of those covenants.

In 2002, the Company issued $422,050 (face value at maturity) of Senior Notes, maturing on April 2, 2032, and received proceeds totaling approximately $172,756 prior to debt issuance costs. The Senior Notes require no cash interest payments and were issued at a discount representing a yield to maturity of 3.00% per annum. The Senior Notes are redeemable at the Company's option on or after April 3, 2007, and the holders of the Senior Notes may require the Company to redeem the Senior Notes on April 3, 2007, 2012, 2017, 2022 or 2027, and in certain other circumstances. The holders of the Senior Notes had the option to require the Company to repurchase the Senior Notes on April 3, 2005. That option was not exercised. In addition, each $1 (face value at maturity) Senior Note is convertible into 10.8584 shares of the Company's common stock (approximately 4.6 million shares in the aggregate) if any of the following conditions occur: 1) the closing price of the Company's common stock exceeds a specified price (initially, 120% of the accreted conversion price, and declining .08474% per quarter thereafter to approximately 110% of the accreted conversion price on the last day of the quarter ending January 30, 2032, with a specified price of $49.19 at July 29, 2005); 2) the Company exercises its option to redeem the Senior Notes; 3) the credit rating of the Senior Notes is reduced by Moody's and Standard and Poor's to or below both Ba3 and BB-, respectively; or 4) certain specified corporate events. The Company's closing share price, as reported by Nasdaq, on July 29, 2005 was $39.17.

All subsidiaries of the Company have fully and unconditionally guaranteed on a joint and several basis the obligations under the Revolving Credit Facility and the Senior Notes. Each guarantor is, directly or indirectly, a wholly-owned affiliate of the parent company, CBRL Group, Inc., which has no independent assets or operations.

The aggregate maturities of long-term debt subsequent to July 29, 2005 are as follows:

| Year | |
|---|---|
| 2006 | — |
| 2007 | — |
| 2008 | $ 21,500 |
| 2009 | — |
| 2010 | — |
| 2011 and thereafter | 190,718 |
| Total | $212,218 |

## 6 STOCK COMPENSATION PLANS

The Company's employee compensation plans are administered by the Compensation and Stock Option Committee (the "Committee") of the Board. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards.

The CBRL Group, Inc. 2002 Omnibus Incentive Compensation Plan (the "Omnibus Plan") allows the Committee to grant awards for an aggregate of 2,500,000 shares of the Company's common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, restricted stock, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan's purpose. Under the Omnibus Plan, non-employee directors are granted annually on the day of the annual shareholders meeting an option to purchase up to 5,000 shares of the Company's common stock, or awards of up to 2,000 shares of restricted stock or restricted stock units. If an option is granted, the option price per share will be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Additionally, non-employee directors newly elected or appointed between an annual shareholders meeting (typically in November) and the following July 31 receive an option to acquire 5,000 shares of the Company's common stock or awards of up to 2,000 shares of restricted stock or restricted stock units. If an option is granted, the option price per share will be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day the option is granted. Options granted to date under the Omnibus Plan become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. At July 29, 2005, there were 1,740,191 shares of the Company's common stock reserved for issuance under the Omnibus Plan.

The CBRL Group, Inc. 2000 Non-Executive Stock Option Plan ("Employee Plan") covers employees who are not officers or directors of the Company. The stock options were granted with an exercise price of at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day the option is granted and become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. An aggregate of 4,750,000 shares of the Company's common stock were authorized under this plan; at July 29, 2005, no shares are available to be granted under this plan. The Employee Plan expired on July 29, 2005.

The Company also has an Amended and Restated Stock Option Plan (the "Plan") that originally allowed the Committee to grant options to purchase an aggregate of 17,525,702 shares of the Company's common stock. At July 29, 2005, there were 1,253,236 shares of the Company's common stock reserved for issuance under the Plan. The option price per share under the Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day the option is granted. Options granted to date under the Plan generally have been exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant.

In 1989, the Board adopted the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors ("Directors Plan"). The stock options were granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant and expire one year from the retirement of the director from the Board. An aggregate of 1,518,750 shares of the Company's common stock was authorized by the Company's shareholders under this plan. Due to the overall plan limit, no shares have been granted under this plan since 1994.

A summary of the status of the Company's stock option plans for 2005, 2004 and 2003, and changes during those years follows:

| *(Shares in thousands)* | *2005* | | *2004* | | *2003* | |
|---|---|---|---|---|---|---|
| *Fixed Options* | *Shares* | *Weighted-Average Price* | *Shares* | *Weighted-Average Price* | *Shares* | *Weighted-Average Price* |
| Outstanding at beginning of year | 5,817 | $24.52 | 7,599 | $20.73 | 9,504 | $20.23 |
| Granted | 708 | 37.08 | 1,146 | 38.35 | 1,907 | 23.85 |
| Exercised | (1,896) | 20.70 | (2,634) | 19.68 | (2,922) | 20.90 |
| Forfeited or canceled | (241) | 29.69 | (294) | 23.76 | (890) | 21.54 |
| Outstanding at end of year | 4,388 | 27.91 | 5,817 | 24.52 | 7,599 | 20.73 |
| Options exercisable at year-end | 2,556 | 23.52 | 3,011 | 20.62 | 3,696 | 20.69 |
| Weighed-average fair value per share of options granted during the year | | $12.50 | | $14.14 | | $10.20 |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003:

| | *2005* | *2004* | *2003* |
|---|---|---|---|
| Dividend yield range | 1.1% - 1.3% | 0.1% - 1.4% | 0.1% |
| Expected volatility range | 33% - 38% | 22% - 42% | 41% - 45% |
| Risk-free interest rate range | 3.3% - 4.1% | 1.3% - 4.0% | 2.2% - 3.8% |
| Expected lives (in years) | 5 | 1 - 8 | 5 - 8 |

Expected volatility has been measured based on an average of past daily fluctuations in the share price of the Company's common stock.

The following table summarizes information about fixed stock options outstanding at July 29, 2005:

| *(Shares in thousands)* | *Options Outstanding* | | | *Options Exercisable* | |
|---|---|---|---|---|---|
| *Range of Exercise Prices* | *Number Outstanding at 7/29/05* | *Weighted-Average Remaining Contractural Life* | *Weighted-Average Exercise Price* | *Number Exercisable at 7/29/05* | *Weighted-Average Exercise Price* |
| $ 5.09 - 10.00 | 31 | 1.04 | $ 7.07 | 31 | $ 7.07 |
| $10.01 - 20.00 | 620 | 4.22 | 15.24 | 620 | 15.24 |
| $20.01 - 30.00 | 1,897 | 5.44 | 23.38 | 1,411 | 23.22 |
| $30.01 - 40.00 | 1,258 | 7.77 | 35.71 | 363 | 34.16 |
| $40.01 - 41.25 | 582 | 8.65 | 40.43 | 131 | 40.26 |
| $ 5.09 - 41.25 | 4,388 | 5.18 | $27.91 | 2,556 | $23.52 |

The Company recognizes a tax deduction, subject to certain limitations imposed by the Internal Revenue Code, upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock on the date the option is exercised. These tax benefits, when realized, are credited to additional paid-in capital.

## 7 COMMON STOCK

Pursuant to the Omnibus Plan, the Company granted 165,000 and 7,500 shares of restricted stock during 2005 and 2004, respectively. No restricted shares were granted during 2003, however the Company recorded compensation expense related to grants in years prior to 2003 that had not yet vested. The Company's compensation expense, net of forfeitures, for these restricted shares was $494, $116 and $462 in 2005, 2004 and 2003, respectively.

The Committee established the FY04 Revenue Growth and Return on Capital Transitional Incentive Plan ("Transitional LTI") pursuant to the Omnibus Plan, for the purpose of rewarding certain executive officers for company financial performance during 2004. The Transitional LTI plan was earned during 2004 based on the Company's achievement of qualified financial performance measures. The Company's compensation expense during 2004 for this award was $424. The Company issued 12,761 unrestricted shares of common stock for this award in 2005.

The Committee established the FY2005 Mid-Term Incentive and Retention Plan ("2005 MTIRP") pursuant to the Omnibus Plan, for the purpose of rewarding certain officers for company financial performance during 2005. The 2005 MTIRP award was earned during 2005 based on achievement of qualified financial performance measures, but restricted until vesting occurs on the last day of 2007 and will then be paid out on the first day of 2008. Therefore, the 2005 MTIRP reward is expensed over the vesting period with one-third of the earned reward expensed in each of 2005, 2006 and 2007. The award will be paid in the form of either 50% restricted stock and 50% cash or 100% restricted stock, based upon the election of each officer at the beginning of 2005 or upon their hiring or promotion. At July 29, 2005, the restricted stock and cash earned under the 2005 MTIRP was 46,461 shares and $210, respectively. Additionally, cash dividends on the restricted stock earned shall accrue from July 29, 2005 and be payable, along with the remainder of the award, to participants on the payout date in 2008.

The Committee established the Stock Ownership Achievement Plan ("Stock Ownership Plan") pursuant to the Omnibus Plan, for the purpose of rewarding certain executive officers of the Company for early achievement of target stock ownership levels in 2005 and in the future. Upon meeting the stock ownership levels at an earlier date than required and upon approval by the Committee, the Company will award unrestricted shares to those certain officers on the first Monday of the next fiscal year. The Stock Ownership Plan reward is expensed over the year during which those certain officers achieve the stock ownership target, beginning when the target is met. The Company's compensation expense during 2005 for this award was $98. On August 1, 2005 the Company issued 2,500 unrestricted shares of common stock to the certain executive officers that earned the award in 2005.

## 8 INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax liability consisted of the following at:

| | July 29, 2005 | July 30, 2004 |
|---|---|---|
| Deferred tax assets: | | |
| Financial accruals without economic performance | $27,816 | $24,818 |
| Other | 4,359 | 3,637 |
| Deferred tax assets | $32,175 | $28,455 |
| Deferred tax liabilities: | | |
| Excess tax depreciation over book | $96,713 | $89,627 |
| Other | 33,240 | 23,324 |
| Deferred tax liabilities | 129,953 | 112,951 |
| Net deferred tax liability | $97,778 | $84,496 |

The Company provided no valuation allowance against deferred tax assets recorded as of July 29, 2005 and July 30, 2004, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

The components of the provision for income taxes for each of the three years were as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Current: | | | |
| Federal | $49,768 | $44,006 | $17,214 |
| State | 3,875 | 4,273 | 1,483 |
| Deferred: | | | |
| Federal | 11,069 | 13,172 | 36,113 |
| State | 2,213 | 1,212 | 3,141 |
| Total income tax provision | $66,925 | $62,663 | $57,951 |

A reconciliation of the provision for income taxes and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Provision computed at federal statutory income tax rate | $67,748 | $61,092 | $57,071 |
| State and local income taxes, net of federal benefit | 5,896 | 5,578 | 4,399 |
| Employer tax credits for FICA taxes paid on employee tip income | (5,334) | (4,781) | (4,323) |
| Other-net | (1,385) | 774 | 804 |
| Total income tax provision | $66,925 | $62,663 | $57,951 |

## 9 SEGMENT INFORMATION

Cracker Barrel units represent a single, integrated operation with two related and substantially integrated product lines. The operating expenses of the restaurant and retail product lines of a Cracker Barrel unit are shared and are indistinguishable in many respects. Likewise, Logan's units are restaurant operations with investment criteria and economic and operating characteristics similar to those of Cracker Barrel. The chief operating decision makers regularly evaluate the Cracker Barrel and Logan's restaurant and retail components in determining how to allocate resources and in assessing performance. Accordingly, the Company manages its business on the basis of one reportable operating segment. All of the Company's operations are located within the United States. The following data are presented in accordance with SFAS No. 131 for all periods presented.

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net sales in company-owned stores: | | | |
| Restaurant | $2,071,011 | $1,892,487 | $1,753,361 |
| Retail | 494,160 | 486,433 | 443,397 |
| Total net sales | 2,565,171 | 2,378,920 | 2,196,758 |
| Franchise fees and royalties | 2,377 | 2,027 | 1,424 |
| Total revenue | $2,567,548 | $2,380,947 | $2,198,182 |

## 10 COMMITMENTS AND CONTINGENCIES

As reported in the 2004 Form 10-K/A, Cracker Barrel agreed in principle, as of September 8, 2004, to settle certain litigation (five separate cases) alleging violations of the Fair Labor Standards Act ("FLSA"), as well as allegations of discrimination in employment and public accommodations. Four of those cases have been settled and dismissed. In the fifth case (an FLSA collective action with approximately 10,000 plaintiffs), settlement reflecting the agreement in principle reached in August 2004 is still awaiting court approval. On May 27, 2005, a joint motion by the Company and the plaintiffs seeking approval of the settlement was filed with the court. This filing set in motion the final approval process, which the Company expects will be concluded (with final approval granted) on or before October 18, 2005. Of the total payment agreed to by Cracker Barrel to settle the five cases, approximately $2,250 related to the fifth case is still accrued and expected to be paid on or before December 31, 2005.

The Company and its subsidiaries are parties to other legal proceedings incidental to its business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these other actions will not materially affect the Company's Consolidated Financial Statements.

The Company makes trade commitments in the course of its normal operations. As of July 29, 2005 the Company was contingently liable for approximately $4,343 under outstanding trade letters of credit issued in connection with purchase commitments. These letters of credit have terms of three months or less and are used to collateralize obligations to third parties for the purchase of a portion of the Company's imported retail inventories. Additionally, the Company was contingently liable pursuant to standby letters of credit as credit guarantees to insurers. As of July 29, 2005, the Company had $32,436 of standby letters of credit related to workers' compensation, commercial general liability insurance and retail purchases. All standby letters of credit are renewable annually.

The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party. The operating lease has a remaining life of approximately 8.2 years with annual lease payments of $361. The Company's performance is required only if the assignee fails to perform the obligations as lessee. At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the accompanying consolidated financial statements for amounts to be paid as a result of non-performance by the assignee.

The Company also is secondarily liable for lease payments under the terms of another operating lease that has been sublet to a third party. The operating lease has a remaining life of approximately 11.2 years with annual lease payments of $107. The Company's performance is required only if the sublessee fails to perform the obligations as lessee. The Company has a liability of $444 in the accompanying consolidated financial statements for estimated amounts to be paid in case of non-performance by the sublessee.

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts. See Note 2 for a further discussion of insurance and insurance reserves.

As of July 29, 2005, the Company operated 148 Cracker Barrel stores and 62 Logan's Roadhouse restaurants in leased facilities and also leased certain land and advertising billboards (see Note 12). These leases have been classified as either capital or operating leases. The interest rates for capital leases vary from 5% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Additionally, certain store leases provide for percentage lease payments based upon sales volume in excess of specified minimum levels.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of July 29, 2005:

| *Year* | |
|---|---|
| 2006 | $235 |
| 2007 | 124 |
| 2008 | 43 |
| Total minimum lease payments | 402 |
| Less amount representing interest | 35 |
| Present value of minimum lease payments | 367 |
| Less current portion | 210 |
| Long-term portion of capital lease obligations | $157 |

The following is a schedule by year of the future minimum rental payments required under operating leases, excluding leases for advertising billboards, as of July 29, 2005. Included in the amounts below are optional renewal periods associated with such leases that the Company is currently not legally obligated to exercise; however, it is reasonably assured that the Company will exercise these options.

| *Year* | *Base Term and Exercised Options** | *Renewal Periods Not Yet Exercised*** | *Total* |
|---|---|---|---|
| 2006 | $ 33,310 | $ 190 | $ 33,500 |
| 2007 | 33,348 | 343 | 33,691 |
| 2008 | 33,324 | 610 | 33,934 |
| 2009 | 33,243 | 880 | 34,123 |
| 2010 | 31,902 | 1,239 | 33,141 |
| Later years | 284,285 | 333,574 | 617,859 |
| Total | $449,412 | $336,836 | $786,248 |

* *Includes base terms and certain optional renewal periods that have been exercised and are included in the lease term in accordance with SFAS No. 13 (see Note 2).*

** *Includes certain optional renewal periods that have not yet been exercised, but are included in the lease term for the straight-line rent calculation. Such optional renewal periods are included because it is reasonably assured by the Company that it will exercise such renewal options (see Note 2).*

The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of July 29, 2005:

| *Year* | |
|---|---|
| 2006 | $21,854 |
| 2007 | 12,491 |
| 2008 | 4,909 |
| 2009 | 150 |
| Total | $39,404 |

Rent expense under operating leases, excluding leases for advertising billboards are recognized on a straight-line, or average, basis and include any pre-opening periods during construction for which the Company is legally obligated under the terms of the lease, and any optional renewal periods, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options.

This lease period is consistent with the period over which leasehold improvements are amortized. Rent expense for each of the three years was:

| | *Minimum* | *Contingent* | *Total* |
|---|---|---|---|
| 2005 | $35,531 | $913 | $36,444 |
| 2004 | 33,111 | 852 | 33,963 |
| 2003 | 31,084 | 753 | 31,837 |

Rent expense under operating leases for billboards for each of the three years was:

| | *Minimum* | *Contingent* | *Total* |
|---|---|---|---|
| 2005 | $23,374 | — | $23,374 |
| 2004 | 23,042 | — | 23,042 |
| 2003 | 22,811 | — | 22,811 |

## 11 EMPLOYEE SAVINGS PLANS

The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan.

The Company also sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. Contributions under both Plan I and Plan II may be invested in various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. In 2005, 2004 and 2003, the Company matched 25% of employee contributions for each participant in either Plan I or Plan II up to a total of 6% of the employee's compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment. In 2005, 2004, and 2003, the Company contributed approximately $1,250, $1,321 and $1,524, respectively, under Plan I and approximately $473, $345 and $280, respectively, under Plan II. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets of $20,211 is included in other assets and the liability to Plan II participants of $20,211 is included in other long-term obligations. Company contributions under Plan I and Plan II are recorded as other store operating expenses.

## 12 SALE-LEASEBACK

On July 31, 2000, Cracker Barrel completed a sale-leaseback transaction involving 65 of its owned units. Under the transaction, the land, buildings and building improvements at the locations were sold for net consideration of $138,325 and were leased back for an initial term of 21 years. Equipment was not included. The leases include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased units. At July 29, 2005 and July 30, 2004, the Company was in compliance with all those covenants. Net rent expense during the initial term is $14,963 annually, and the assets sold and leased back previously had depreciation expense of approximately $2,707 annually. The gain on the sale is being amortized over the initial lease term of 21 years.

## 13 QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2005 and 2004 are summarized as follows:

| | *1st Quarter* | *2nd Quarter* | *3rd Quarter* | *4th Quarter*[b] |
|---|---|---|---|---|
| 2005 | | | | |
| Total revenue | $612,653 | $667,189 | $627,999 | $659,707 |
| Gross profit | 412,811 | 430,800 | 424,297 | 452,595 |
| Income before income taxes | 46,048 | 49,533 | 40,625 | 57,359 |
| Net income | 29,930 | 32,578 | 26,571 | 37,561 |
| Net income per share – basic | $ 0.61 | $ 0.68 | $ 0.56 | $ 0.80 |
| Net income per share – diluted[a] | $ 0.57 | $ 0.63 | $ 0.52 | $ 0.74 |
| 2004 | | | | |
| Total revenue | $576,365 | $612,801 | $584,282 | $607,499 |
| Gross profit | 390,465 | 399,274 | 393,564 | 411,941 |
| Income before income taxes | 43,313 | 44,828 | 40,273 | 46,134 |
| Net income | 27,851 | 28,648 | 25,815 | 29,571 |
| Net income per share – basic | $ 0.58 | $ 0.58 | $ 0.53 | $ 0.61 |
| Net income per share – diluted[a] | $ 0.53 | $ 0.53 | $ 0.49 | $ 0.56 |

*(a) Diluted net income pre share reflects the potential dilution effects of the Company's Notes (as discussed in Notes 2, 4 and 5) for all quarters presented for 2005 and 2004.*

*(b) The Company recorded charges of $5,210 before taxes during the quarter ended July 30, 2004, as a result of a settlement in principle of certain previously reported lawsuits against its Cracker Barrel subsidiary (see Note 10).*

# Corporate Officers

### CBRL GROUP, INC.

Michael A. Woodhouse
*Chairman, President and Chief Executive Officer*

Edward A. Greene
*Senior Vice President/Strategic Initiatives*

N.B. Forrest Shoaf
*Senior Vice President/General Counsel and Secretary*

Lawrence E. White
*Senior Vice President/Finance and Chief Financial Officer*

Brian R. Eytchison
*Vice President/Financial Planning and Analysis*

Patrick A. Scruggs
*Vice President/Accounting and Tax and Chief Accounting Officer*

### CRACKER BARREL OLD COUNTRY STORE, INC.

Cyril J. Taylor
*President and Chief Operating Officer*

David L. Gilbert
*Chief Administrative Officer*

P. Doug Couvillion
*Senior Vice President/Finance*

Robert J. Harig
*Senior Vice President/Human Resources*

Terry A. Maxwell
*Senior Vice President/Operations*

Michael D. Adkins
*Divisional Vice President/Restaurant Operations*

Douglas E. Barber
*Divisional Vice President/Restaurant Operations*

A. George Kingsmill, Jr.
*Divisional Vice President/Retail Operations*

Brently G. Baxter
*Vice President/Controller*

Nelson P. Griffin
*Vice President/Purchasing and Distribution*

Steve L. Heckle
*Vice President/Risk Management*

Timothy W. Mullen
*Vice President/Information Services*

Carol L. Norman
*Vice President/General Merchandise Manager*

Thomas R. Pate
*Vice President/Management Training and Development*

Mark W. Tanzer
*Vice President/Product Development*

Christopher A. Tomasso
*Vice President/Marketing*

Michael J. Zylstra
*Vice President/General Counsel and Secretary*

Charlie E. Austin
*Regional Vice President/Restaurant Operations*

Lisa P. Christman
*Regional Vice President/Retail Operations*

Brenda L. Cool
*Regional Vice President/Retail Operations*

Kathleen A. Dilley
*Regional Vice President/Restaurant Operations*

Alvin M. Dozier
*Regional Vice President/Restaurant Operations*

Nicholas V. Flanagan
*Regional Vice President/Restaurant Operations*

Cecilia S. Gibson
*Regional Vice President/Retail Operations*

Douglas R. Goolsby
*Regional Vice President/Restaurant Operations*

Anthony P. Guadagno
*Regional Vice President/Restaurant Operations*

Sandra K. Hayes
*Regional Vice President/Retail Operations*

Patricia Lewis
*Regional Vice President/Retail Operations*

Catherine J. McCarthy
*Regional Vice President/Retail Operations*

H. Stacey Monteleone
*Regional Vice President/Retail Operations*

Laura E. Murchison
*Regional Vice President/Retail Operations*

Ron Phillips
*Regional Vice President/Restaurant Operations*

Beth J. Quinn
*Regional Vice President/Retail Operations*

Michelle R. Scott-Ramirez
*Regional Vice President/Retail Operations*

David R. Swartling
*Regional Vice President/Restaurant Operations*

Bart F. Vig
*Regional Vice President/Restaurant Operations*

Stanley T. Warner
*Regional Vice President/Restaurant Operations*

### LOGAN'S ROADHOUSE, INC.

G. Thomas Vogel
*President and Chief Operating Officer*

Robert R. Effner
*Senior Vice President/Development and Operations Innovation*

Stephen R. Anderson
*Vice President/Menu and Culinary Innovation*

Amy L. Bertauski
*Vice President/Accounting/Controller*

Jeffery S. Campbell
*Vice President/Human Resources*

Lucy A. Daniels
*Vice President/Legal*

Scott E. Dever
*Vice President/Information Services*

James B. Kuehnhold
*Regional Vice President/Operations*

Paul S. Pendleton
*Regional Vice President/Operations*

# Directors

James D. Carreker[b][c]
*Chairman and Chief Executive Officer, The Bombay Company, Inc. (retail company)*

Robert V. Dale[a][b][c][d]
*Retired, President, Windy Hill Pet Food Company*

Richard J. Dobkin
*Retired, Partner, Ernst & Young, LLP (public accounting firm)*

Robert C. Hilton[a][b][d]
*President, Autumn Capital (private investment firm)*

Charles E. Jones, Jr.[a][d][e]
*President, Corporate Communications, Incorporated (investor relations firm)*

B.F. Lowery[a][e]
*Attorney at Law, Chairman and Chief Executive Officer, Lo Jac Enterprises, Inc.*

Martha M. Mitchell[a][d][e]
*Retired, Senior Vice President and Partner, Fleishman-Hillard, Inc. (public relations firm)*

Erik Vonk
*Chairman and Chief Executive Officer, Gevity HR, Inc. (human resources services management firm)*

Andrea M. Weiss[c][e]
*President and Chief Executive Officer, Retail Consulting, LLC*

Jimmie D. White[b][c]
*Retired, Senior Vice President and Chief Financial Officer, Cracker Barrel Old Country Store, Inc.*

Michael A. Woodhouse[a][e]
*Chairman, President and Chief Executive Officer, CBRL Group, Inc.*

[a] *Member of Executive Committee*
[b] *Member of Audit Committee*
[c] *Member of Compensation and Stock Option Committee*
[d] *Member of Nominating and Corporate Governance Committee*
[e] *Member of Public Responsibility Committee*

## Corporate Information

### CORPORATE OFFICES

CBRL Group, Inc.
P.O. Box 787
305 Hartmann Drive
Lebanon, Tennessee 37088-0787
Phone 615-443-9869
cbrlgroup.com

### TRANSFER AGENT

SunTrust Bank
Corporate Trust Department
58 Edgewood Avenue
Atlanta, Georgia 30303
Phone 800-568-3476

### INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP, Nashville, Tennessee

### GENERAL COUNSEL

N.B. Forrest Shoaf, Senior Vice President, Secretary and General Counsel, Corporate Offices

### 10-K REPORT

A copy of the CBRL Group, Inc. Form 10-K Annual Report for Fiscal 2005 filed with the Securities and Exchange Commission, may be obtained without charge through our Internet website, located at cbrlgroup.com and (without exhibits) by writing to the Company, attention: Investor Relations. If requested in writing, exhibits to the Form 10-K Annual Report are available for a reasonable fee.

### ANNUAL MEETING

The annual meeting of shareholders will be held at 10:00 a.m. Tuesday, November 22, 2005, at the Cracker Barrel Old Country Store offices on Hartmann Drive, Lebanon, Tennessee. There were 13,289 shareholders of record as of September 23, 2005.

### DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

CBRL Group, Inc. offers shareholders a Dividend Reinvestment and Common Stock Purchase Plan. If you would like to receive a Prospectus, Enrollment Card and Cash Investment Transmittal Card describing the various features of the Plan or if you have any questions regarding the Plan, please call SunTrust Bank at 800-568-3476.

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CBRL
GROUP, INC.
PO Box 787, Lebanon, TN 37088-0787

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